AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

Preliminary Offering Circular dated June 29, 2021

InterCare Dx, Inc.

20300 South Vermont Avenue, Suite 215

Torrance, California, 90502

Telephone: (866) 767-4832/Fax: (310) 693-8082

www.intercare.com

$10,000,000

UP TO 2,000,000 SHARES OF COMMON STOCK

We have two classes of authorized common stock, Common and Class B Common. The rights of the holders of Common and Class B Common are identical, except with respect to voting and conversion. Each share of Class B common stock is entitled to 10 votes per share . Each share of Common stock is entitled to one vote per share. Upon transfer, each share of Common Stock is automatically converted in a share of Common stock. Outstanding shares of Class B Common Stock will represent over 50 % of the voting power of our outstanding capital stock immediately following this offering.

We are an "emerging growth company" as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

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PRICE $5.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per Share	$5.00	$-	$5.00
Total	$10,000,000	$-	$10,000,000

________________

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our shares of Common Stock are currently listed for quotation on the OTC Markets under the symbol ICCO.

In this Offering Circular, the terms “InterCare”, “the company”, “we”, “us” and “our” refer to InterCare Dx, Inc. and its consolidated subsidiaries.

This Offering will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) the date which is one year from this offering being qualified by the United States Securities and Exchange Commission, or (3) the date at which the offering is earlier terminated by the company at its sole discretion. The offering is being conducted on a best-efforts basis without any minimum target. There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this offering. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis. The minimum purchase requirement per investor is $500.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINE IF THIS PROPSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESEANTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 17.

The company is following the “Offering Circular” format of disclosure under Regulation A.

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You should rely only on the information contained in this prospectus and in any related free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to give you any other information and take no responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of the common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

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Market, Industry and Other Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and our own estimates based on our management's knowledge of and experience in the market sectors in which we compete.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Trademarks

We own or otherwise have rights to the trademarks and service marks, including those mentioned in this prospectus, used in conjunction with the marketing and sale of our products and services. This prospectus includes trademarks, such as SpectraCare, which are protected under applicable intellectual property laws and are our property and the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies' trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by any other companies. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Our Business" and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in "Risk Factors" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The speculative nature of the business we intend to develop;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern”;

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Company Information

InterCare Dx, Inc., formerly  known  as InterCare.com dx, is incorporated in the State of California. InterCare is a USFDA registered biomedical and life sciences company with main office located at 20300 South Vermont Avenue, Suite 215, Torrance, California, USA, and international partners located worldwide.

Principal Products and Services

Vasocor  Model 400

Vasocor Model 400 is a freestanding diagnostic device that employs a revolutionary non-invasive, inexpensive, easy-to- use procedure that has been clinically proven to detect coronary artery disease earlier and more accurately than existing techniques. The Vasocor device had FDA approval, validated clinical trial data and qualified for Medicare reimbursement. In addition to coronary artery disease, the device can also be used in the non-invasive diagnosis of peripheral vascular disease and in estimating endothelial function. The Vasocor Vascular Diagnostics Center – Model 400 provides several measurements of cardiovascular health: Pulse volume recorder, Limb Pressure Differentials Ankle/Brachial Index, Framingham Risk Profile,  Body Mass Index (BMI), Arterial  Compliance Measurement (Vasogram™) and  Endothelial Function Measurement (Endogram™).

Vasocor technology is based on the hypothesis that peripheral atherosclerosis is correlated with coronary atherosclerosis. The Vasocor's sensitivity is 90% and specificity is 58% (becomes 90% in combination with risk factors).

The InterCare Vascular Diagnostic Center Model 400 aspires to become a first-in-line non-invasive diagnostic of coronary artery disease in physician offices. It will achieve this goal by offering physicians and patients a three-part value proposition:

•	Clinical accuracy;
•	Low cost;
•	Ease of use.

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The Vasocor procedure is straightforward and takes about 30 minutes. The patient lies flat and still on the examination bed for all the procedures.

InterCare Clinical Explorer  Telemedicine and Telehealth software

(ICE MedMaster™; ICE Telehealth™ and ICE Patient Portal™)

Overview

In  response to the Covid-19 pandemic, the company completed the development and deployment of the ICE software Telemedicine and Telehealth application, in collaboration with CGI Communications Services, and Meridian Health Systems ACO Corporation,  both division of Meridian Holdings, Inc.,  and other third party vendors in order to implement a telemedicine and telehealth-based approach for improving access to Healthcare. (https://mhsaco.us/cloud/home.html)

According to the Centers for Disease Control and Prevention, or the CDC, there are approximately 1.25 billion ambulatory care visits in the United States per year, including those at primary care offices, hospital emergency rooms, outpatient clinics and other settings. We estimate that approximately 417 million, or 33%, of these visits could be treated through telehealth. The current Covid-19 Pandemic has elevated the need for Telehealth care.

The U.S. healthcare system is experiencing a growing crisis of access, cost and quality of care due to inefficiencies in today's healthcare system and barriers between participants. According to the National Association of Community Health Centers, or the NACHC, approximately 62 million individuals in the United States currently have no or inadequate access to primary care as a result of physician shortages. Additionally, according to the Department of Health and Human Services, the Patient Protection and Affordable Care Act, or PPACA, has already expanded coverage to 16.4 million of the 47 million previously uninsured Americans. This number is widely expected to increase over the next several years due to individual and employer mandates, premium subsidies, state health insurance exchanges and ban on withholding coverage due to pre-existing medical conditions, increasing demand for access to primary care physicians. Absent convenient access to a primary care physician, individuals will most likely either not seek care at all or visit emergency.

Innovators in other industries have solved access, cost and quality inefficiencies through the implementation of technology platforms and business models that deliver products and services on-demand and create new economies by connecting and empowering both consumers and businesses. We have taken the same approach to solving the pervasive access, cost and quality challenges facing the current healthcare system. Consumers' ability to access high-quality, affordable care has been limited by many factors such as physician availability, prohibitive costs, physician office hours and geographic locations. Likewise, burdensome administration, cancellations, unfilled appointment slots, geographic constraints and business hour limitations have historically impacted physician efficiency and, as a result, constrained physicians' income.

We have created a platform that is uniquely positioned to bridge the supply and demand gap between physicians and consumers by fundamentally changing the way market participants access and deliver healthcare—eliminating traditional barriers and inefficiencies between participants and empowering them to engage in a healthcare marketplace anytime, anywhere.

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Our platform provides our Members with access to board-certified physicians, comprehensive clinical programs and consumer engagement strategies in an economic model that delivers multiple benefits to all participants. The unique combination of these features enables us to dynamically and efficiently match consumer demand and physician availability in real-time.

Our underlying technology platform is complex, deeply integrated and has been purpose-built over the last 20 years for the evolving healthcare marketplace. Our platform is highly scalable and can support substantial growth in our current membership base. Our platform provides for broad interconnectivity between healthcare constituents and, we believe, uniquely positions us as a focal point in the rapidly evolving healthcare industry to introduce innovative, technology-based solutions, such as remote patient monitoring, post-discharge treatment plan adherence and in-home   and chronic care.

Industry Challenges and Our Opportunity

Pre-COVID Telehealth and Telemedicine Practice

In the pre-COVID days, CMS covered costs of telemedicine only under specific circumstances. For primary care telemedicine services, Patients were required to have an “established relationship” with the physician, within the past 3 years. That prevented some telemedicine professionals from stepping in during emergency and many other medical cases.

Hospital patients could only be seen in certain   “originating hospitals” approved by Health and Human Services. Generally hospitals in designated Metropolitan Statistical Area (MSA) were unable to bill for professional fees on telemedicine visits. And, only patients seen in a hospital located in a Health Professional Shortage Area (HPSA) could be billed to Medicare for professional fees.

Also, the attending physician was required to be an on-site to bill Medicare for H&P, so if telemedicine was involved in inpatient care, the billing options were complicated.  Furthermore, while Medicare allowed US trained and licensed physicians to provide telemedicine services in US hospitals from locations outside of the US, the billing rules were structured in such a way that no professional fee reimbursement would be made if the physician was located outside of the US at the time of the visit. Many physicians who are located outside of the US for personal, family or other reasons are ready, willing and able to help patients in US hospitals, but this creates one more obstacle to providing needed medical services to rural hospitals.

“Established relationship” clause:

This limits access to telemedicine hospitalists and specialists when a Medicare patient visits the hospital. Our own statistics clearly show that this is not necessary; a highly experienced physician can provide accurate diagnosis and treatment guidelines based on a “beamed in” visit with the patient.

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When the appropriate diagnostic tests are conducted and results reported to the remote physician, there is the same accuracy in diagnosis — and treatment — compared to an on the ground hospitalist provider.  Rural and Critical Access Hospitals were already struggling to stay in business. The North Carolina Health Research Program reported that 19 rural hospitals closed in 2019. Indeed, the southeast has seen the most closures, with approximately 60% of rural hospital closures in the south. Most of these states did not expand Medicaid enrollment, an important source of revenue for rural facilities.

However, since 2010, 5% of rural hospitals have shut down, and the economic effects are  immediate. One study found that when a community loses its hospital, per capita income falls 4% and the unemployment rate rises 1.6%.

A new Guidehouse analysis shows that this trend is likely to accelerate. According to the analysis, 21% of rural hospitals are at high risk of closing unless their financial situations improve.  Of these hospitals, 64% are considered highly essential to their communities based on an analysis of factors, including trauma status, service to vulnerable populations, geographic isolation, and economic impact.

Another problem:

Fewer specialists are willing to work in rural areas. If they are willing to accept a position in a rural community, they may expect a higher salary, which the hospital cannot afford. Physicians can’t work 24/7/365, which is another hindrance to hiring good doctors. These small hospitals are already struggling financially, yet their patients deserve the same access to medical specialists.

Originating site and attending physician restrictions:

In the past, the telemedicine provider could be the attending physician -- even if the provider is a specialist (think cardiologist) and the patient is in the ED. Problem is medical billing is complicated. If the ED doctor accidently enters the telemedicine provider as the attending physician, the hospital can’t bill the professional fees.

These barriers and inefficiencies in the current U.S. healthcare system present market participants with three major challenges: (i) consumers lack sufficient access to high-quality, cost-effective healthcare at appropriate sites of care, while bearing an increasing share of costs; (ii) employers and health plans lack an effective solution that reduces costs while enhancing healthcare access for beneficiaries and (iii) providers lack flexibility to increase productivity by delivering care on their own terms. Market participants are therefore increasingly unable to effectively and efficiently receive, deliver or administer healthcare. At the same time, the emergence of technology platforms solving massive structural challenges in other industries has highlighted the need for a similar solution in healthcare. We believe there is a significant opportunity to solve these challenges through a trusted solution, such as ours, that matches consumer demand and physician supply in real-time, while offering health plans and employers an attractive, cost-effective healthcare alternative for their beneficiaries.).

These restrictions have clearly limited the use of telemedicine — a service that we all believe can benefit patients in rural settings. When CMS telehealth rules were relaxed in March of 2020, this expanded the  ability to provide services to a wider range of patients.

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Post-COVID Telehealth and Telemedicine Practice

As result of COVID-19 pandemic, CMS recognized the urgency to expand use of telemedicine technology to help people who need treatment for COVID-19.

The “3-year established relationship” requirement was eliminated. Also, CMS provided assurance there would not be audits of this stipulation. The “originating hospital” and “attending physician” requirements was been lifted. For the duration of the COVID-19 Public Health Emergency, Medicare will make payment for telehealth services furnished to beneficiaries in any healthcare facility —including any hospital across the country, which simplified billing. Nonetheless, there has been no change in the billing rules that require the physician to be sitting at a desk within the United State for professional fee reimbursement. By shedding a spotlight on telehealth, CMS has enlightened the medical community about the benefits of Telehealth and Telemedicine can bring to improve medical care.

It is being speculated that changes to CMS telehealth guidelines should be retained permanently and provide allowance for US trained and licensed physicians regardless of location to be reimbursed for telemedicine services rendered to patients in US hospitals. We also believe that making these changes permanent could greatly improve healthcare across the board — in struggling rural hospitals as well as suburban and metro hospitals.

A recent Guidehouse research report indicated that the  adoption of  Telemedicine solutions or services has surged from roughly 54 percent in 2014 to 85 percent in 2019 in United States, indicating a higher level of acceptance and desire for telehealth solutions and services, which has further increased by the current COVID-19 pandemic

Growing Healthcare Access Crisis for Consumers

Consumers in the United States are experiencing challenges in obtaining access to affordable, high-quality healthcare at appropriate sites of care. A 2014 NACHC report found that 62 million individuals in the United States have no or inadequate access to primary care as a result of local physician shortages. According to a 2014 Merritt Hawkins study, the average lead time to see a primary care physician across various metro areas was 19 days. We believe provider supply is projected to further contract, evidenced by the 2014 Survey of America's Physicians: Practice Patterns and Perspectives, or the 2014 Survey of America's Physicians, where 81% of physicians describe themselves as either over-extended or at full capacity. Additionally, according to a 2010 Association of American Medical Colleges, or AAMC, report, the healthcare system will have a shortage of approximately 131,000 physicians by 2025, including a shortage of approximately 52,000 primary care physicians. Given expected population growth and aging in the United States, as well as the projected increase in healthcare demand from PPACA implementation, the supply and demand gap for access to healthcare services is expected to further widen, placing additional pressure on an already overburdened healthcare system that lacks physician capacity and diagnoses-appropriate access points.

This access crisis has resulted in U.S. consumers either seeking care at inappropriate, more costly settings, such as hospital emergency rooms, or foregoing needed care entirely. According to the CDC, there are approximately 1.25 billion in-person ambulatory care visits in the United States per year, including those at primary care offices, hospital emergency rooms, outpatient clinics and other settings. We estimate that approximately 417 million, or 33%, of these visits could be treated through telehealth.

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Healthcare Cost Burden and Lack of Viable Options for Health Plans and Employers

The U.S. healthcare system is burdened by significant waste and extreme variations in access, cost and quality of care. A recent study published in The Journal of American Medical Association estimates that approximately $734 billion, or 27%, of all healthcare spending in 2011 was wasted due to factors such as the provision of unnecessary services, inefficient delivery of care and inflated prices. When consumers are forced to seek care at inappropriate and more costly sites of care, those cost inefficiencies impact not only the consumer, but also the health plans and employers that ultimately bear all or a portion of these costs.

The costs and associated burdens on health plans, employers and consumers are only expected to increase. The Centers for Medicare & Medicaid Services, or CMS, forecasted U.S. national health expenditures to reach $3.1 trillion, or approximately 18% of the U.S. Gross Domestic Product, or GDP, in 2014, and approximately 20% of GDP by 2022. A 2013 survey by the National Business Group on Health and Towers Watson indicated that employers bear on average approximately two-thirds of their employee's healthcare costs and CMS forecasted U.S. employers to spend approximately $660 billion on healthcare in 2015. Despite the significant amount of dollars spent, U.S. healthcare outcomes remain inferior relative to those of many other countries.

The unsustainable levels of spending on healthcare and extreme inefficiencies in the system have driven an increased focus by employers and health plans to control healthcare expenditures. Governments, private insurance companies and self-insured employers are implementing meaningful cost containment measures, including shifting financial responsibility to patients through higher co-pays and deductibles and delivering healthcare through alternative, more cost-effective methods. The increasing shift of financial responsibility to patients coupled with increased pricing transparency has, in turn, heightened beneficiary focus on healthcare alternatives. According to a 2013 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc., 49% of employers are extremely or very likely to eventually offer only high deductible health plans, or HDHPs. As consumers take responsibility for a larger share of their healthcare costs and spend more on healthcare services, they are also demanding higher quality care, greater control in how and where they receive care, increased convenience and more service for every dollar spent.

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Challenging Environment for Physicians is Constraining Supply

Physicians face declining compensation paired with diminishing productivity due to a combination of reimbursement cuts and an increasing administrative burden. These factors have contributed to physician dissatisfaction and negatively impacted their desire to practice medicine. Medscape's 2014 Physician Compensation Report shows that 50% of all physicians do not feel fairly compensated and 42% would not choose medicine as their career today.

In response to this growing dissatisfaction coupled with the current Covid-19 pandemic, physicians are reducing access to healthcare in a number of different ways. The 2014 Survey of America's Physicians indicated that 44% of physicians plan to take steps to limit access to their practices, including cutting back on the number of patients seen, working part-time, closing their practices to new members, seeking non-clinical jobs or retiring. Notably, 39% of surveyed physicians indicated they plan to accelerate retirement given changes in the healthcare environment. Further, administrative challenges are expected to increase. According to the same survey, 50% of physicians anticipate the implementation of the tenth revision of the International Statistical Classification of Diseases and Related Health Problems, or ICD-10, to cause severe administrative problems in their practices. This is expected to further increase the 20% of daily time surveyed physicians indicated they already spend on non-clinical paperwork, which is constraining their productivity. These constraints have driven physicians to seek more control over the way they deliver care to new and existing patients, increase their income and reduce the amount of time they spend on administration

Opportunity to Remove Barriers Through an Innovative Platform that Benefits All Participants

We believe we have a significant opportunity to solve access, cost and quality of care challenges of Covid-19 pandemic and beyond  through a platform that matches consumer demand and physician availability in real-time, while offering health plans and employers an attractive, cost-effective alternative for their beneficiaries through our platform. As consumerism in healthcare increases and consumers and providers become accustomed to on-demand services in other industries, they are similarly demanding technology-powered solutions for their healthcare needs. The emergence and subsequent rapid adoption of technologies such as big data and analytics, cloud-based solutions, online video and mobile applications represents an enormous opportunity for healthcare innovation. We believe the confluence of consumer empowerment, emergence of broad technology solutions and focus by all constituents on providing high-quality, cost-effective healthcare creates a unique opportunity for a disruptive platform that transforms the way consumers access, providers deliver and employers and health plans administer high-quality, cost-efficient healthcare.

Our Value Proposition

Our philosophy is to center care around the participating patients and healthcare providers using our Telehealth and Telemedicine platform. We believe we will offer participating patients and healthcare providers the following value proposition.

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On-Demand Care. We offer  24 hours a day, seven days a week, 365 days a year access to high-quality, on-demand Telemedicine and Telehealth platform without the burdens associated with travel and wait times.

Ease of Use. Our user-friendly interface that offers access to care via mobile devices, the internet, video and phone, whenever and wherever each individual chooses.

ICE™ Telemedicine and Telehealth application is an enterprise level Point of Care Solution that can be used in both inpatient and outpatient settings for clinical documentation by virtually any healthcare provider.

Over 20 years of research and development have been spent in the development of the ICE™ software. The strength of the ICE™ application is derived from differentiated core technologies consisting of the following:

Backend

1)

ICE software has Mainstream SQL database with full open architecture, defining a central data repository (CDR) of lifetime, longitudinal, multimedia patient records. Hierarchical enterprise and user definitions to insure access to patient information on a “need-to-know” basis.

2)	Graphical user interface (with built-in, optional human anatomy navigation) that simplifies documentation and information access.

3)	End-user tool sets for complete customization of database-driven content and output.

4)	Data query tools and robust data mining capabilities through off-the-shelf third-party products.

5)	Interface capabilities to facilitate peaceful coexistence with installed legacy systems.

6)	Enterprise level reporting services

7)	Integrated Telemedicine component.

While designed for implementation in a typical client-server environment, ICE™ is also completely web-enabled, thereby facilitating remote access to the ICE™ central data repository. Internet and VPN access capabilities facilitate the proactive participation of the consumer in the entire care delivery process. As such, InterCare will have ICE™ positioned to become a significant player in the growing market of Telemedicine and telehealth Services, e-healthcare communities, significantly expanding the scope of available healthcare solutions.

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The Structure of ICE

InterCare's ICE™ software operates over a customizable and highly adaptable operating environment designed to concurrently serve all care providers throughout the continuum-of-care:

1)	Medical professions (i.e. physician, nurse, therapists, technologists, etc.)

2)	Medical specialties (i.e. Primary care, OB/Gyn, Pediatrics, Surgery, etc.)

3)	Facility types (i.e. acute care, ambulatory care, long term care and home care)

In order to accomplish the provision of this power and flexibility, ICE™ employs a Central Data Repository (CDR) that encompasses a variety of informational elements as follows:

1)	Medical knowledge base

2)	Enterprise administrative definitions

3)	Patient clinical documentation

Medical Knowledge Base

The medical knowledge base includes, but is not limited to, a wide variety of conventional medical content that represents both the “tool set” and clinical decision support capabilities available to the healthcare enterprise, as follows:

1)	Standard SOAP documentation elements

2)	Formulary data

3)	Portable Patient Medical Record System (PR-ICE™)

4)	Diagnostic, treatment, and service coding systems

5)	DICOM compliant digital image interface

6)	Laboratory profiles

7)	Treatment protocols

8)	Note templates

9)	Pathways, Interdisciplinary Care Plans, and Flow sheets

10)	Virtual anatomical imagery for note navigation and inclusion/annotation within the patient record

11)	Patient and Staff educational videos

Owing to the ICE™ architecture, the knowledge base is entirely scalable and extensible, and may be flexibly configured in order to adapt to virtually any healthcare setting and/or documentation context.

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Administrative Definitions

Within ICE™, a healthcare enterprise can be defined hierarchically as a combination of physical and/or logical locations that differ in both the types of services provided (e.g., inpatient vs. outpatient) and in the flow of information between and among those locations. Based on these distinctions, roles (i.e., functions performed by various personnel at a given location) can be defined that:

1)	Limit access to specific patient information on a ”need to know” basis

2)	Determine the types of documentation tools available for a given role at a particular location

3)	Prescribe the flow of information between/among the roles defined at various locations.

In short, ICE™ can be adapted to the way a particular enterprise, or any location within the enterprise, performs its unique functions with respect to patient care.

Patient Clinical Documentation

Patient clinical data (lifetime, longitudinal, multimedia patient electronic medical records) include documentation on virtually any encounter between healthcare professionals and patients. Given the enormous variety of information that needs to be recorded, ICE™ employs a unique methodology for storing patient information. Rather than using a static record structure that would need to anticipate every conceivable type of patient data, ICE™ uses a simplified, dynamic record structure that incorporates “metadata” (i.e., data about the type of information stored within a given record). This method results in an enormous reduction in patient record volume and drastically simplifies the addition of new types of information to a patient record. Patient information within the CDR is almost entirely codified (i.e., replaced by codes associated with specific information in the medical knowledge base). When viewing any portion of a patient record, coded information is used to dynamically generate a meaningful representation from specific information within the medical knowledge base.

We plan to generate revenue from our potential clients  on a contractually recurring, per-Member-per-month, subscription access fee basis, which provides us with significant revenue visibility. In addition, under the majority of our Client contracts, we will generate additional revenue on a per-telehealth visit basis, through a visit fee. Subscription access fees are paid by our Clients on behalf of their employees, dependents and other beneficiaries, while visit fees are paid by either Clients or Members

Our Competitive Strength

Our solution is composed of an integrated technology platform, high-quality Provider network, sophisticated consumer engagement strategies and entrenched distribution channels.

We were the first to build a scalable, integrated technology platform for telehealth with an Application Program Interface, or API, that powers direct connectivity between Providers, Patients and multiple real-time payor integrations. ICE software was featured at HIMSS Conference on February 22-26 2004 at Orlando Florida as the best emerging EHR platform.

ICE   provides   practical   business  solutions,  including  off-site  data collection,  replication  and  storage  custom-tailored  to  current health care environments,  in  which  error reduction,  medical  necessity  checking,  HIPAA compliance and revenue loss  reduction  are  essential.  The software meets HL-7 standards, operating as a  stand-alone  system  or integrated with  other Legacy or third-party healthcare applications.

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Knowledge Driven Applications

Most of the ICE™ Telemedicine and Telehealth application “behavior” (e.g. business rules) is derived from the underlying database(s), which is fully customizable without the need for programming by the novice end user. This also includes extended support for visually “painting” (e.g. designing) additional input and output screens, inclusive of its business rules.

Repository, data warehouse and data-mart unification

While ICE™ Telemedicine and Telehealth platform master central data repository engine(s) will serve the multitude of concurrent enterprise users, its live backup's) simultaneously will serve as data warehouse and data-mart for ad-hoc data discovery, mining and analysis in real-time. In addition, we currently host our cloud  based application with Amazon Webservices, which provides us with uncomplicated web-Scale Computing with elasticity, dependability, unlimited Server Capacity  and reliable encryption and security.

Customizable, component-based architecture

Multi-tier, common enterprise architecture for all ICE™ Telemedicine and Telehealth platforms, with multi-threaded engines and components. Automatic and manual load balancing and distribution through multiple engines utilizing entry level smart-phones, tablets or personal computers.

Third-party legacy integration

Seamless bi-directional integration with ancillary, administrative and financial legacy systems. Concurrent support for both HL7 and proprietary legacy messaging. Plug-and-play legacy interface(s) addition and/or modification. Immediate value and ROI to the enterprise by integration  of legacy systems only into the ICE™ Central Data Repository (CDR) prior to ICE™ application implementation.

Purpose-Built

Our platform is built specifically to serve the needs of consumers, employers and health plans and providers. We believe that ours is the only platform that incorporates the core functionality required to offer Telemedicine, telehealth and complete clinical documentation and workflow management in a single system.

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THE OFFERING

Issuer:	InterCare Dx, Inc.

Securities offered:	A maximum of 2,000,000 shares of our Common Stock, no par value (the “Common Stock”) at an offering price of $5.00 per share (the “Offered Shares”). (See “Distribution.”)

Number of shares of all Classes of Common Stock outstanding prior to the offering	74,303,902. See “Description of Securities” for a description of Common Stock.

Number of shares of all Classes of Common Stock to be outstanding after the offering	76,303,902 shares, if the maximum amount of Offered Shares are sold.

Price per share:	$5.00 per share

Minimum Individual Investment Amount	$500.00

Use of proceeds:	See “Use of Proceeds to Issuer” section of this Offering Circular.

We are an "emerging growth company" as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

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Summary Risk Factors

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company and Our Industry

We may never achieve or sustain profitability.

We have historically operated at a loss, which has resulted in an accumulated deficit. For the fiscal year ended December 31, 2020, we incurred a net loss of $650,302. There can be no assurance that we will ever achieve profitability. Even if we do, there can be no assurance that we will be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit, would affect our cash flows, would affect our efforts to raise capital and is likely to result in a decline in our Common Stock price.

There is substantial doubt about our ability to continue as a going concern and if we are unable to generate significant revenue or secure additional financing we may be unable to service our existing debt obligations, implement our business plan and grow our business.

Though we previous had operations, we are currently a development stage company and are in the process of developing our products and services. Our ability to continue as a going concern is contingent upon our ability to generate revenues, service our debt and raise additional capital as required. During the six months’ period ending June 30, 2020, the Company incurred operating losses of $285,510. From January 1, 2018 through June 30, 2020, we have incurred operating losses of $1,387,728. Our auditors have indicated that these conditions raise substantial doubt about our ability to continue as a going concern.

There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Our long-term future growth and success is dependent upon our ability to generate cash from operating activities and obtain additional financing, potentially beyond the proceeds of this offering. There is no assurance that we will be able to generate sufficient cash from operations, sell securities in addition to this offering or borrow additional funds on favorable terms or at all. Our inability to generate revenue or obtain additional financing could have a material adverse effect on our ability to fully implement our business plan as described herein and grow our business to a greater extent than we can with our existing financial resources.

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We engage in related party transactions, which may result in conflicts of interest involving our management.

We have engaged in the past, and continue to engage, in related party transactions. We have relied on short-term loans from related parties to fund our operations since inception. The related party is, primarily, Dr. Anthony C. Dike.

Dr. Anthony C. Dike is our Chairman, Chief Executive Officer, Secretary and a Director. Dr. Dike has been the Chairman of the Board, CEO and President of the Company since January 31, 1991.

As of November 15, 2019, the above-mentioned related party had invested approximately $487,299 in the Company since our incorporation. See the discussion under the heading “Certain Relationships and Related Party Transactions” for more details.

Related party transactions often present conflicts of interest, could result in disadvantages to the Company and may impair investor confidence, all of which could materially and adversely affect us. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and our stockholders.

Our future success depends on our ability to build the value and reputation of our brand.

We believe that our future success depends on the value and reputation of our brand. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing and research and development efforts and our ability to create a proven medical procedure. Since we are yet to achieve regulatory approval, we cannot, at this time, predict the outcome of our research and development efforts or consumers’ reception to any procedure we launch in the future. If we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity, our brand, business and operating results could be adversely affected.

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We are highly dependent on the services of our key executives, the loss of whom could materially harm our business and our strategic direction. If we lose key management or significant personnel, cannot recruit qualified employees, directors, officers, or other personnel or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our management, specifically Dr. Anthony Dike. As of December 31, 2019, we have an Employment Agreement in place with Dr. Dike. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our management personnel and our ability to identify, hire, and retain additional key personnel. We do not carry “key-man” life insurance on the lives of any of our executives, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

We may be unable to manage growth, which may impact our potential profitability.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

•	Establish definitive business strategies, goals and objectives;

•	Maintain a system of management controls; and

•	Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition, or operating results could be materially harmed, and our stock price may decline.

Our research and development efforts rely upon investments and investment collaborations, and we cannot guarantee that any previous or future investments or investment collaborations will be successful.

Our mission is to provide a broad range of therapies to restore patients to fuller, healthier lives, which requires a wide variety of technologies, products and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our research and development efforts, historically we have relied, and expect to continue to rely, upon investments and investment collaborations to provide us access to new technologies both in areas served by our existing businesses as well as in new areas.

We expect to make future investments where we believe that we can stimulate the development or acquisition of new technologies and products to further our strategic objectives and strengthen our existing businesses. Investments and investment collaborations in and with medical technology companies are inherently risky, and we cannot guarantee that any of our previous or future investments or investment collaborations will be successful or will not materially adversely affect our business, results of operations, financial condition and cash flows.

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The continuing development of many of our products depends upon us maintaining strong relationships with health care professionals.

If we fail to maintain our working relationships with health care professionals, many of our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could cause a decline in our earnings and profitability. The research, development, marketing and sales of many of our new and improved products depends on our maintaining working relationships with health care professionals. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing and sale of our products. Physicians assist us as researchers, marketing and product consultants, inventors and public speakers. If we are unable to maintain strong relationships with these professionals, the development and marketing of our products could suffer, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are conducting time consuming and expensive research and development activities with no assurances of success.

We are researching the use of our products in the medical industry to examine the extent to which our products may provide a new procedure to enhance life-saving techniques in this industry.

We are conducting further research to achieve regulatory approval for our procedure. If we do not receive approval for the technique, we could continue to incur significant expenses related to research and development.

This research is expected to be time consuming and expensive. Any results in the laboratory must be verified to achieve regulatory approval. There is no assurance that our research and development efforts will be successful.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We operate in a highly competitive environment. In addition, the competition in the market for products such as ours may intensify in the future as demands for greater pollution reduction are developed and legislated. There are numerous well-established companies and smaller entrepreneurial companies based in the United States with significant resources who are developing and marketing products and services that will compete with our products. In addition, many of our current and potential competitors have greater financial, operational and marketing resources. These resources may make it difficult for us to compete with them in the development and marketing of our products, which could harm our business.

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Failure to meet customers’ expectations or deliver expected performance of our products could result in losses and negative publicity, which will harm our business.

If our products fail to perform in the manner expected by our customers, then our revenues may be delayed or lost due to adverse customer reaction, negative publicity about us and our products, which could adversely affect our ability to attract or retain customers. Furthermore, disappointed customers may initiate claims for substantial damages against us, regardless of our responsibility for such failure.

If we are unable to meet customer demand or comply with quality regulations, our sales will suffer.

We currently intend to obtain our products from outside suppliers. In order to achieve our business objectives, we may need to significantly expand our capabilities, and our suppliers' capabilities, to produce the quantities necessary to meet demand. We may encounter difficulties in scaling-up production of our products, including problems involving production capacity and yields, quality control and assurance, component supply and shortages of qualified personnel. Our success will depend in part upon our ability to manufacture our products in compliance with regulatory requirements. Our business will suffer if we do not succeed in manufacturing our products on a timely basis and with acceptable manufacturing costs while at the same time maintaining good quality control and complying with applicable regulatory requirements.

Risks Related to Intellectual Property and Technology

If we are unable to protect our technology and intellectual property from use by competitors, there is a risk that we will sustain losses, or that our business could fail.

Our success will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in both the United States and other countries. We may take steps to protect our intellectual property through patent applications in the United States Patent and Trademark Office and its international counterparts under the Patent Cooperation Treaty. We cannot provide any assurance that patents will be issued as a result of these applications or that, with respect to any patents, issued or pending, the claims allowed are, or will be, sufficiently broad enough to protect the key aspects of our technology, or that the patent laws will provide effective legal or injunctive remedies to stop any infringement of our patents. In addition, we cannot provide assurance that any patent rights owned by us will not be challenged, invalidated or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. If we are forced to defend our patents in court, well-funded adversaries could use such actions as part of a strategy for depleting the resources of a small company such as ours. We cannot provide assurance that we will have sufficient resources to successfully prosecute our interests in any litigation that may be brought.

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Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property rights of others.

The markets in which we expect to compete are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Third parties may claim that we are infringing upon their intellectual property rights or offer licenses to us in respect of technology they own that may be infringed upon by our products. In addition, third parties may make infringement claims against us that relate to technology developed and owned by one of our suppliers for which our suppliers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Claims of intellectual property infringement against us or our suppliers might require us to redesign our products, rebrand our services, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing or selling our products or services. If we cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, our revenue and operating results could be adversely impacted. Additionally, our customers, distributors and retailers may not purchase our products if they are concerned that they may infringe third-party intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. The occurrence of any of these events may have an adverse effect on our business, financial condition and operating results. Our failure to protect our intellectual property rights could diminish the value of our services, weaken our competitive position and reduce our revenue.

We regard the protection of our intellectual property, which includes trade secrets, domain names and patent applications, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We rely on the proper function, security and availability of our information technology systems and data to operate our business, and a breach, cyber-attack or other disruption to these systems or data could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position.

We are increasingly dependent on sophisticated information technology systems to operate our business, including to process, transmit and store sensitive data, and many of our products and services include integrated software and information technology that collects data regarding patients or connects to our systems. Like other large multi-national corporations, we could experience, and in the past have experienced, attempted or actual interference with the integrity of, and interruptions in, our technology systems, as well as data breaches, such as cyber-attacks, malicious intrusions, breakdowns, interference with the integrity of our products and data or other significant disruptions. Furthermore, we rely on third-party vendors to supply and/or support certain aspects of our information technology systems. These third-party systems could also become vulnerable to cyber-attack, malicious intrusions, breakdowns, interference or other significant disruptions, and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems. In addition, we continue to grow in part through new business acquisitions and, as a result, may face risks associated with defects and vulnerabilities in their systems, or difficulties or other breakdowns or disruptions in connection with the integration of the acquisitions into our information technology systems.

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Our worldwide operations mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions.  Any data security breaches, cyber-attacks, malicious intrusions or significant disruptions could result in actions by regulatory bodies and/or civil litigation, any of which could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position.

In addition, our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, the increasing need to protect patient and customer information, changes in the techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated with our changing products and services. There can be no assurance that our process of consolidating, protecting, upgrading and expanding our systems and capabilities, continuing to build security into the design of our products, and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future.

If our information technology systems, products or services or sensitive data are compromised, patients or employees could be exposed to financial or medical identity theft or suffer a loss of product functionality, and we could lose existing customers, have difficulty attracting new customers, have difficulty preventing, detecting, and controlling fraud, be exposed to the loss or misuse of confidential information, have disputes with customers, physicians, and other health care professionals, suffer regulatory sanctions or penalties under federal laws, state laws, or the laws of other jurisdictions, experience increases in operating expenses or an impairment in our ability to conduct our operations, incur expenses or lose revenues as a result of a data privacy breach, product failure, information technology outages or disruptions, or suffer other adverse consequences including lawsuits or other legal action and damage to our reputation.

Risks Related to Government Regulations

Because of the nature of our products and industry, we may be subject to government approvals and regulations that reduce or prevent our ability to commercialize our products, increase our costs of operations and decrease our ability to generate income.

We are subject to United States and international laws and regulations regarding the products we sell. There is no single regulatory authority to which we must apply for certification or approval to sell our products in the United States, or outside its borders. Any changes in policy or regulations by regulatory agencies in countries in which we intend to do business may cause delays or rejections of our attempts to obtain necessary approvals for the sale of our products.

There can be no assurance that we will obtain regulatory approvals and certifications for our products in all of the markets we seek to conduct business. Even if we are granted such regulatory approvals and certifications, we may be subject to limitations imposed on the use of our products. In the future, we may be required to comply with certain restrictive regulations, or potential future regulations, rules, or directives that could adversely impact our ability to sell our products. We cannot guarantee that restrictive regulations will not, in the future, be imposed. Such potential regulatory conditions or compliance with such regulations may increase our cost of operations or decrease our ability to generate income.

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We are continually subject to the risk of new regulation, which could harm our business.

Each year a number of bills are introduced to Federal, State, and local governments, any one of which, if enacted, could impose conditions which could harm our business. This proposed legislation has included provisions such as a requirement that temporary employees receive equal pay and benefits as permanent employees, requirements regarding employee health care, and a requirement that our customers provide workers’ compensation insurance for our temporary employees. We actively oppose proposed legislation adverse to our business and inform policy makers of the social and economic benefits of our business. However, we cannot guarantee that any of this legislation will not be enacted, in which event demand for our service may suffer.

The cost of compliance with government laws and regulations is significant and could harm our operating results.

We incur significant costs to comply with complex federal, state, and local laws and regulations relating to employment, including occupational safety and health provisions, wage and hour requirements (including minimum wages), workers’ compensation unemployment insurance, and immigration. In addition, from time to time we are subject to audit by various state and governmental authorities to determine our compliance with a variety of these laws and regulations. We may, from time to time, incur fines and other losses or negative publicity with respect to any such allegations. If we incur additional costs to comply with these laws and regulations or as a result of fines or other losses and we are not able to increase the rates we charge our customers to fully cover any such increase, our margins and operating results may be harmed.

Laws and regulations governing international business operations could adversely impact our business.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), and the Bureau of Industry and Security at the U.S. Department of Commerce (BIS), administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions. Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries and individuals, and are constantly changing. Further restrictions may be enacted, amended, enforced or interpreted in a manner that materially impacts our operations.

From time to time, certain of our subsidiaries have limited business dealings in countries subject to comprehensive sanctions, including Iran, Sudan, Syria, Cuba and the region of Crimea. Certain of our subsidiaries sell medical devices, and may provide related services, to distributors and other purchasing bodies in such countries. These business dealings represent an insignificant amount of our consolidated revenues and income, but expose us to a heightened risk of violating applicable sanctions regulations. Violations of these regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist with our compliance with such laws and regulations. However, there can be no assurance that our policies and procedures will prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition, results of operations and cash flows.

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Risks Relating to our Common Stock and Offering

Our Common Stock is currently quoted on the OTC Pink, which may have an unfavorable impact on our stock price and liquidity.

Our Common Stock is quoted on the OTC Pink. The quotation of our shares on the OTC Pink may result in a less liquid market available for existing and potential stockholders to trade shares of our Common Stock, could depress the trading price of our Common Stock and could have a long-term adverse impact on our ability to raise capital in the future.

There is limited liquidity on the OTC Pink, which enhances the volatile nature of our equity and means that our stock price is likely to remain highly volatile

When fewer shares of a security are being traded on the OTC Pink, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Due to lower trading volumes in shares of our Common Stock, there may be a lower likelihood that orders for shares of our Common Stock will be executed, and current prices may differ significantly from the price that was quoted at the time of entry of the order and the price will remain highly volatile. You may not be able to resell shares of our Common Stock following periods of volatility because of the market’s adverse reaction to volatility. Other factors that could cause such volatility may include, among other things: actual or anticipated fluctuations in our operating results; the absence of securities analysts covering us and distributing research and recommendations about us; overall stock market fluctuations; economic conditions generally; announcements concerning our business or those of our competitors; our ability to raise capital when we require it, and to raise such capital on favorable terms; conditions or trends in the industry; litigation; changes in market valuations of other similar companies; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or joint ventures; future sales of Common Stock; actions initiated by the SEC or other regulatory bodies; and general market conditions. Any of these factors could have a significant and adverse impact on the market price of our Common Stock. Trading on these forums is also susceptible to manipulation and fraud.

In order to raise sufficient funds to expand our operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current stockholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of our common shares outstanding. We may also have to issue securities that may have rights, preferences and privileges senior to our Common Stock.

Currently, there is a limited public market for our securities, and there can be no assurances that any public market will ever develop and, even if developed, it is likely to be subject to significant price fluctuations.

We have a trading symbol for our Common Stock, namely ‘ICCO’. However, our stock has been thinly traded, if at all. Consequently, there can be no assurances as to whether:

●	any market for our shares will develop;

●	the prices at which our Common Stock will trade; or

●

the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active  trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

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Until our Common Stock is fully distributed and an orderly market develops in our Common Stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our Common Stock, developments affecting our business, including the impact of the factors referred to elsewhere in these risk factors, investor perception of our company and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our Common Stock.

Since we intend to retain any earnings for development of our business for the foreseeable future, you will likely not receive any dividends for the foreseeable future.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to update our technology, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we will need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our Common Stock.

Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business. Additional capital may also dilute your ownership.

We expect that we will need to raise additional capital in the immediate future to fund our operations. Currently, certain insiders of our company have loaned us funds to meet our short-term funding needs. We continue to seek capital from a variety of sources to meet our objectives, including launching our products, developing future products, increasing working capital and responding to competitive pressures; however, future capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component will dilute the ownership of our stockholders. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate, material parts of our business strategy, including research and development activities for our medical procedures.

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Because directors and officers currently and for the foreseeable future will continue to control InterCare Dx, Inc., it is not likely that you will be able to elect directors or have any say in the policies of InterCare Dx, Inc.

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. The directors, officers and affiliates of InterCare Dx, Inc. beneficially own approximately a majority of our outstanding Common Stock voting rights. Due to such significant ownership position held by our insiders, new investors may not be able to affect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management.

In addition, sales of significant amounts of shares held by our directors, officers or affiliates, or the prospect of these sales, could adversely affect the market price of our Common Stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

You will experience dilution.

The offering price is substantially higher than the pro forma net tangible book value per share of our Common Stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Common Stock in this offering, based on the offering price of $5.00 per share, you will experience immediate dilution of $4.92 per share, the difference between the price per share you pay for our Common Stock and its pro forma net tangible book value per share as of December 31, 2020, after giving effect to the issuance of shares of our Common Stock in this offering and assuming that the maximum number of shares are sold in this Offering. In addition, upon the completion of this offering, there will be options to purchase shares of our Common Stock outstanding, based on the number of such awards outstanding on. To the extent shares of Common Stock are issued with respect to such awards in the future, there will be further dilution to new investors.

There is no minimum offering.

We have elected to proceed with no minimum amount of funds raised in this offering. Consequently, we will proceed with whatever funds are available. All funds will be immediately available to the Company. There is no assurance that such funds will be sufficient to successfully operate. Risk will be proportionally increased. Further, the less funds that are raised, the greater the dilution that will be faced by the investors in this offering. See “Dilution.”

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USE OF PROCEEDS

If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses of $67,000) will be $9,933,000. We will use these net proceeds as stipulated in the table below:

If 25% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
			$2,000,000

Obtaining FDA approval and Manufacturing of IVDC Model 400 Device, Product Launch (IVDC and Telehealth Application). Apply for CE Mark with European Union. Continued Research and Development of Prototypes of Microwave  Wound Care and Angioplasty Device, SpectraCare™  Hyperspectral Camera for wound Assess and Vascular Imaging,

			$433,000	Working capital
25.00%	$2,500,000	$67,000	$2,500,000

If 50% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
			$4,250,000

Obtaining FDA approval and Manufacturing of IVDC Model 400 Device, Product Launch (IVDC and Telehealth Application). Apply for CE Mark with European Union. Continued Research and Development of Prototypes of Microwave  Wound Care and Angioplasty Device, SpectraCare™  Hyperspectral Camera for wound Assess and Vascular Imaging,

Licenses and royalties Payment to NASA/JSC

Service and maintenance , Telemedicine and Telehealth Software  Optimization

			$683,000	Working capital
50.00%	$5,000,000	$67,000	$5,00,000

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If 75% of the Shared offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
			$6,500,000

Obtaining FDA approval and Manufacturing of IVDC Model 400 Device, Product Launch (IVDC and Telehealth Application). Apply for CE Mark with European Union. Continued Research and Development of Prototypes of Microwave  Wound Care and Angioplasty Device, SpectraCare™  Hyperspectral Camera for wound Assess and Vascular Imaging,

Licenses and royalties Payment to NASA/JSC

Service and maintenance , Telemedicine and Telehealth Software  Optimization

Scientific Trials

Relationship Building Trials

Usage Trials

			$1,000,000	Working capital
75.00%	$7,500,000	$67,000	$3,683,000

If 100% of the Shares offers are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
			$8,500,000

Obtaining FDA approval and Manufacturing of IVDC Model 400 Device, Product Launch (IVDC and Telehealth Application). Apply for CE Mark with European Union. Continued Research and Development of Prototypes of Microwave  Wound Care and Angioplasty Device, SpectraCare™  Hyperspectral Camera for wound Assess and Vascular Imaging,

Licenses and royalties Payment to NASA/JSC

Service and maintenance , Telemedicine and Telehealth Software  Optimization

Scientific Trials

Relationship Building Trials

Usage Trials. Expansion to International Markets.

			$1,433,000	Working capital
100.00%	$10,000,000	$67,000	$10,00,000

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

As indicated in the table above, if we sell only 75%, or 50%, or 25% of the shares offered for sale in this offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by limiting our expansion, leaving us with the working capital reserve indicated. The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our capital share after this Offering. The following table demonstrates the dilution that new investors will experience relative to our net tangible book value as of December 31, 2019 of ($2,995,388). Net tangible book value is the aggregate amount of our tangible assets, less its total liabilities. The table presents three scenarios: a $5.0 million raise from this Offering, a $7.4 million raise from this Offering and a fully subscribed $10.0 million raise from this Offering.

	$5,000,000 Raised	$7,500,000 Raised	$10,000,000 Raised
Price of Common Share	$5.00	$5.00	$5.00
Common Shares Issued	1,000,000	1,500,000	2,000,000
Capital Raised	$5,000,000	$7,500,000	$10,000,000
Less: Offering Costs	$(67,000)	$(67,000)	$(67,000)
Net Offering Proceeds	$4,337,000	$7,433,000	$9,350,000
Net Tangible Book Value Pre-Offering	$(3,646,441)	$(3,646,441)	$(3,646,441)
Net Tangible Book Value Post-Offering	$690,559	$3,786,559	$5,703,559

Common Shares Issued and Outstanding Pre-Offering	74,303,902	74,303,902	74,303,902

Common Shares Issued and Outstanding Post-Offering	75,303,902	75,803,902	76,303,902

Net Tangible Book Value per Share Prior to Offering	$(0.01)	(0.01)	(0.01)

Net Tangible Book Value per Share After Offering	$0.01	0.05	0.07

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The following table summarizes, on a pro forma basis as of December 31, 2020, the number of shares of Common Stock that would be issued, assuming the sale of all of the Common Stock offered, the total consideration paid and the average price per Common Share paid by the existing stockholders and by new investors purchasing Common Stock in the Offering, assuming sale of all 2,000,000 Shares of Common Stock.

	Existing shareholders		Investors if all of the offered shares are purchased	Total (1)
Shares purchased	74,303,902	(2)	2,000,000	76,303,902
Total consideration	$1,259,306		$10,000,000	$11,259,306
Average price	$0.02		$5	$0.15

________________

(1)	Before deduction of estimated offering expenses.

(2)	Consisting of 74,303,902 shares of Common Stock.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2018 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●

In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●

In June 2019, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

Plan of Distribution

InterCare is seeking to raise up to $10,000,000 through the sale of shares of Common Stock on a “best efforts” basis.

The minimum investment is $500.

The company is not selling the shares through commissioned sales agents or underwriters. The company will use its existing website, www.intercare.com, to provide information with respect to the offering.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its website.

Process of Subscribing

When you decide to subscribe for offered shares in this Offering, you should:

Go to www.intercare.com, click on the “Invest Now” button and follow the procedures as described.

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

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Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Investors’ Tender of Funds

Funds shall be tender via our online portal using Paypal or Stripe.

Selling Shareholders

No securities are being sold for the account of shareholders; all net proceeds of this offering will go to the company.

THE COMPANY’S BUSINESS

Company Information

InterCare Dx, Inc.

The Company, sometimes referred to herein as “we,” “us,” “our,” and the “Company” and/or “InterCare Dx” was incorporated on January 31, 1991 under the laws of the State of California. InterCare Dx, Inc and is an U.S. Food and Drug Administration (“USFDA”) registered biomedical and life sciences company with main office located at 20300 South Vermont Avenue, Suite 215, Torrance, California, USA, and international partners located worldwide.

We have developed Integrated, web-enabled applications that target towards the following industry markets:

•	Education Management,
•	Hospitality Management,
•	Legal System Management,
•	Human Capital Management and
•	Healthcare Management.

In addition, we designed, developed and commercialized the “The Mirage Systems Biofeedback and Self Regulation Software Program”, the first USFDA approved software only biofeedback program for clinical use. This product was licensed to United States Navy Submarine division in San Diego California in 1995 and a research center in Germany We have also commercialized “Vascular Diagnostic Center (Vasocor Model 300)”, a freestanding diagnostic device that employs a revolutionary non-invasive, inexpensive, easy-to- use procedure that has been clinically proven to detect coronary artery disease (“CAD”) earlier and more accurately than existing techniques. Users include primary care physicians, cardiologists, vascular specialists, clinics, and hospitals. The device is simple enough to be operated by non-physicians and non-nurses. The new Vasocor Model 400 is an enhancement to Vasocor Model 300, except for upgrading of the underlying hardware and software to current standards in addition to patient safety enhancement.

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Most recently, in response to the Covid-19 pandemic, the company completed the development and deployment of the ICE software Telemedicine and Telehealth application, in collaboration with CGI Communications Services, and Meridian Health Systems ACO Corporation, both division of Meridian Holdings, Inc., and other third party vendors in order to implement a telemedicine and telehealth-based approach for improving access to Healthcare. (https://mhsaco.us/cloud/home.html)

We are also currently developing a Hyperspectral camera for wound imaging and a microwave wound care innovation technology (aka SpectraCare™), which is a family of microwave and near infrared imaging device used in wound care being developed by InterCare Dx, Inc in collaboration with Meridian Health Systems, P.C. and NASA Johnson Space Center, under a reimbursable Space Act Agreement.

Principal Products and Services

Vasocor Model 400

Vasocor Model 400 is a freestanding diagnostic device that employs a revolutionary non-invasive, inexpensive, easy-to- use procedure that has been clinically proven to detect coronary artery disease earlier and more accurately than existing techniques. The Vasocor device had FDA approval, validated clinical trial data and qualified for Medicare reimbursement. In addition to coronary artery disease, the device can also be used in the non-invasive diagnosis of peripheral vascular disease and in estimating endothelial function. The Vasocor Vascular Diagnostics Center – Model 400 provides several measurements of cardiovascular health: Pulse volume recorder Limb Pressure Differentials Ankle/Brachial Index Framingham Risk Profile Body Mass Index (BMI) Compliance Measurement (Vasogram™) Endothelial Function Measurement (Endogram™).

Vasocor technology is based on the hypothesis that peripheral atherosclerosis is correlated with coronary atherosclerosis. The Vasocor’s sensitivity is 90% and specificity is 58% (becomes 90% in combination with risk factors).

The InterCare Vascular Diagnostic Center Model 400 aspires to become a first-in-line non-invasive diagnostic of coronary artery disease in physician offices. It will achieve this goal by offering physicians and patients a three-part value proposition:

•	Clinical accuracy;
•	Low cost;
•	Ease of use.

The Vasocor procedure is straightforward and takes about 30 minutes. The patient lies flat and still on the examination bed for all the procedures.

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InterCare Clinical Explorer (“ICE”) Telemedicine and Telehealth software

Overview

In response to the Covid-19 pandemic, the company completed the development and deployment of the ICE software Telemedicine and Telehealth application, in collaboration with CGI Communications Services, and Meridian Health Systems ACO Corporation, both division of Meridian Holdings, Inc., and other third party vendors in order to implement a telemedicine and telehealth-based approach for improving access to Healthcare. (https://mhsaco.us/cloud/home.html)

According to the Centers for Disease Control and Prevention, or the CDC, there are approximately 1.25 billion ambulatory care visits in the United States per year, including those at primary care offices, hospital emergency rooms, outpatient clinics and other settings. We estimate that approximately 417 million, or 33%, of these visits could be treated through telehealth. The current Covid-19 Pandemic has elevated the need for Telehealth care.

The U.S. healthcare system is experiencing a growing crisis of access, cost and quality of care due to inefficiencies in today’s healthcare system and barriers between participants. According to the National Association of Community Health Centers, or the NACHC, approximately 62 million individuals in the United States currently have no or inadequate access to primary care as a result of physician shortages. Additionally, according to the Department of Health and Human Services, the Patient Protection and Affordable Care Act, or PPACA, has already expanded coverage to 16.4 million of the 47 million previously uninsured Americans. This number is widely expected to increase over the next several years due to individual and employer mandates, premium subsidies, state health insurance exchanges and ban on withholding coverage due to pre-existing medical conditions, increasing demand for access to primary care physicians. Absent convenient access to a primary care physician, individuals will most likely either not seek care at all or visit emergency.

Innovators in other industries have solved access, cost and quality inefficiencies through the implementation of technology platforms and business models that deliver products and services on-demand and create new economies by connecting and empowering both consumers and businesses. We have taken the same approach to solving the pervasive access, cost and quality challenges facing the current healthcare system. Consumers’ ability to access high-quality, affordable care has been limited by many factors such as physician availability, prohibitive costs, physician office hours and geographic locations. Likewise, burdensome administration, cancellations, unfilled appointment slots, geographic constraints and business hour limitations have historically impacted physician efficiency and, as a result, constrained physicians’ income.

We have created a platform that is uniquely positioned to bridge the supply and demand gap between physicians and consumers by fundamentally changing the way market participants access and deliver healthcare—eliminating traditional barriers and inefficiencies between participants and empowering them to engage in a healthcare marketplace anytime, anywhere.

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Our platform provides our Members with access to board-certified physicians, comprehensive clinical programs and consumer engagement strategies in an economic model that delivers multiple benefits to all participants. The unique combination of these features enables us to dynamically and efficiently match consumer demand and physician availability in real-time.

Our underlying technology platform is complex, deeply integrated and has been purpose-built over the last 20 years for the evolving healthcare marketplace. Our platform is highly scalable and can support substantial growth in our current membership base. Our platform provides for broad interconnectivity between healthcare constituents and, we believe, uniquely positions us as a focal point in the rapidly evolving healthcare industry to introduce innovative, technology-based solutions, such as remote patient monitoring, post-discharge treatment plan adherence and in-home and chronic care.

Industry Challenges and Our Opportunity

Pre-COVID Telehealth and Telemedicine Practice

In the pre-COVID days, CMS covered costs of telemedicine only under specific circumstances. For primary care telemedicine services, Patients were required to have an “established relationship” with the physician, within the past 3 years. That prevented some telemedicine professionals from stepping in during emergency and many other medical cases.

Hospital patients could only be seen in certain “originating hospitals” approved by Health and Human Services. Generally hospitals in designated Metropolitan Statistical Area (MSA) were unable to bill for professional fees on telemedicine visits. And, only patients seen in a hospital located in a Health Professional Shortage Area (HPSA) could be billed to Medicare for professional fees.

Also, the attending physician was required to be an on-site to bill Medicare for H&P, so if telemedicine was involved in inpatient care, the billing options were complicated. Furthermore, while Medicare allowed US trained and licensed physicians to provide telemedicine services in US hospitals from locations outside of the US, the billing rules were structured in such a way that no professional fee reimbursement would be made if the physician was located outside of the US at the time of the visit. Many physicians who are located outside of the US for personal, family or other reasons are ready, willing and able to help patients in US hospitals, but this creates one more obstacle to providing needed medical services to rural hospitals.

“Established relationship” clause:

This limits access to telemedicine hospitalists and specialists when a Medicare patient visits the hospital. Our own statistics clearly show that this is not necessary; a highly experienced physician can provide accurate diagnosis and treatment guidelines based on a “beamed in” visit with the patient.

When the appropriate diagnostic tests are conducted and results reported to the remote physician, there is the same accuracy in diagnosis — and treatment — compared to an on the ground hospitalist provider. Rural and Critical Access Hospitals were already struggling to stay in business. The North Carolina Health Research Program reported that 19 rural hospitals closed in 2019. Indeed, the southeast has seen the most closures, with approximately 60% of rural hospital closures in the south. Most of these states did not expand Medicaid enrollment, an important source of revenue for rural facilities.

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However, since 2010, 5% of rural hospitals have shut down, and the economic effects are immediate. One study found that when a community loses its hospital, per capita income falls 4% and the unemployment rate rises 1.6%.

A new Guidehouse analysis shows that this trend is likely to accelerate. According to the analysis, 21% of rural hospitals are at high risk of closing unless their financial situations improve. Of these hospitals, 64% are considered highly essential to their communities based on an analysis of factors, including trauma status, service to vulnerable populations, geographic isolation, and economic impact.

Another problem:

Fewer specialists are willing to work in rural areas. If they are willing to accept a position in a rural community, they may expect a higher salary, which the hospital cannot afford. Physicians can’t work 24/7/365, which is another hindrance to hiring good doctors. These small hospitals are already struggling financially, yet their patients deserve the same access to medical specialists.

Originating site and attending physician restrictions:

In the past, the telemedicine provider could be the attending physician -- even if the provider is a specialist (think cardiologist) and the patient is in the ED. Problem is medical billing is complicated. If the ED doctor accidently enters the telemedicine provider as the attending physician, the hospital can’t bill the professional fees.

These barriers and inefficiencies in the current U.S. healthcare system present market participants with three major challenges: (i) consumers lack sufficient access to high-quality, cost-effective healthcare at appropriate sites of care, while bearing an increasing share of costs; (ii) employers and health plans lack an effective solution that reduces costs while enhancing healthcare access for beneficiaries and (iii) providers lack flexibility to increase productivity by delivering care on their own terms. Market participants are therefore increasingly unable to effectively and efficiently receive, deliver or administer healthcare. At the same time, the emergence of technology platforms solving massive structural challenges in other industries has highlighted the need for a similar solution in healthcare. We believe there is a significant opportunity to solve these challenges through a trusted solution, such as ours, that matches consumer demand and physician supply in real-time, while offering health plans and employers an attractive, cost-effective healthcare alternative for their beneficiaries.).

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These restrictions have clearly limited the use of telemedicine — a service that we all believe can benefit patients in rural settings. When CMS telehealth rules were relaxed in March of 2020, this expanded the ability to provide services to a wider range of patients.

Post-COVID Telehealth and Telemedicine Practice

As result of COVID-19 pandemic, CMS recognized the urgency to expand use of telemedicine technology to help people who need treatment for COVID-19.

The “3-year established relationship” requirement was eliminated. Also, CMS provided assurance there would not be audits of this stipulation. The “originating hospital” and “attending physician” requirements was been lifted. For the duration of the COVID-19 Public Health Emergency, Medicare will make payment for telehealth services furnished to beneficiaries in any healthcare facility —including any hospital across the country, which simplified billing. Nonetheless, there has been no change in the billing rules that require the physician to be sitting at a desk within the United State for professional fee reimbursement. By shedding a spotlight on telehealth, CMS has enlightened the medical community about the benefits of Telehealth and Telemedicine can bring to improve medical care.

It is being speculated that changes to CMS telehealth guidelines should be retained permanently and provide allowance for US trained and licensed physicians regardless of location to be reimbursed for telemedicine services rendered to patients in US hospitals. We also believe that making these changes permanent could greatly improve healthcare across the board — in struggling rural hospitals as well as suburban and metro hospitals.

A recent Guidehouse research report indicated that the adoption of Telemedicine solutions or services has surged from roughly 54 percent in 2014 to 85 percent in 2019 in United States, indicating a higher level of acceptance and desire for telehealth solutions and services, which has further increased by the current COVID-19 pandemic

Growing Healthcare Access Crisis for Consumers

Consumers in the United States are experiencing challenges in obtaining access to affordable, high-quality healthcare at appropriate sites of care. A 2014 NACHC report found that 62 million individuals in the United States have no or inadequate access to primary care as a result of local physician shortages. According to a 2014 Merritt Hawkins study, the average lead time to see a primary care physician across various metro areas was 19 days. We believe provider supply is projected to further contract, evidenced by the 2014 Survey of America’s Physicians: Practice Patterns and Perspectives, or the 2014 Survey of America’s Physicians, where 81% of physicians describe themselves as either over-extended or at full capacity. Additionally, according to a 2010 Association of American Medical Colleges, or AAMC, report, the healthcare system will have a shortage of approximately 131,000 physicians by 2025, including a shortage of approximately 52,000 primary care physicians. Given expected population growth and aging in the United States, as well as the projected increase in healthcare demand from PPACA implementation, the supply and demand gap for access to healthcare services is expected to further widen, placing additional pressure on an already overburdened healthcare system that lacks physician capacity and diagnoses-appropriate access points.

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This access crisis has resulted in U.S. consumers either seeking care at inappropriate, more costly settings, such as hospital emergency rooms, or foregoing needed care entirely. According to the CDC, there are approximately 1.25 billion in-person ambulatory care visits in the United States per year, including those at primary care offices, hospital emergency rooms, outpatient clinics and other settings. We estimate that approximately 417 million, or 33%, of these visits could be treated through telehealth.

Healthcare Cost Burden and Lack of Viable Options for Health Plans and Employers

The U.S. healthcare system is burdened by significant waste and extreme variations in access, cost and quality of care. A recent study published in The Journal of American Medical Association estimates that approximately $734 billion, or 27%, of all healthcare spending in 2011 was wasted due to factors such as the provision of unnecessary services, inefficient delivery of care and inflated prices. When consumers are forced to seek care at inappropriate and more costly sites of care, those cost inefficiencies impact not only the consumer, but also the health plans and employers that ultimately bear all or a portion of these costs.

The costs and associated burdens on health plans, employers and consumers are only expected to increase. The Centers for Medicare & Medicaid Services, or CMS, forecasted U.S. national health expenditures to reach $3.1 trillion, or approximately 18% of the U.S. Gross Domestic Product, or GDP, in 2014, and approximately 20% of GDP by 2022. A 2013 survey by the National Business Group on Health and Towers Watson indicated that employers bear on average approximately two-thirds of their employee’s healthcare costs and CMS forecasted U.S. employers to spend approximately $660 billion on healthcare in 2015. Despite the significant amount of dollars spent, U.S. healthcare outcomes remain inferior relative to those of many other countries.

The unsustainable levels of spending on healthcare and extreme inefficiencies in the system have driven an increased focus by employers and health plans to control healthcare expenditures. Governments, private insurance companies and self-insured employers are implementing meaningful cost containment measures, including shifting financial responsibility to patients through higher co-pays and deductibles and delivering healthcare through alternative, more cost-effective methods. The increasing shift of financial responsibility to patients coupled with increased pricing transparency has, in turn, heightened beneficiary focus on healthcare alternatives. According to a 2013 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc., 49% of employers are extremely or very likely to eventually offer only high deductible health plans, or HDHPs. As consumers take responsibility for a larger share of their healthcare costs and spend more on healthcare services, they are also demanding higher quality care, greater control in how and where they receive care, increased convenience and more service for every dollar spent.

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Challenging Environment for Physicians is Constraining Supply

Physicians face declining compensation paired with diminishing productivity due to a combination of reimbursement cuts and an increasing administrative burden. These factors have contributed to physician dissatisfaction and negatively impacted their desire to practice medicine. Medscape’s 2014 Physician Compensation Report shows that 50% of all physicians do not feel fairly compensated and 42% would not choose medicine as their career today.

In response to this growing dissatisfaction coupled with the current Covid-19 pandemic, physicians are reducing access to healthcare in a number of different ways. The 2014 Survey of America’s Physicians indicated that 44% of physicians plan to take steps to limit access to their practices, including cutting back on the number of patients seen, working part-time, closing their practices to new members, seeking non-clinical jobs or retiring. Notably, 39% of surveyed physicians indicated they plan to accelerate retirement given changes in the healthcare environment. Further, administrative challenges are expected to increase. According to the same survey, 50% of physicians anticipate the implementation of the tenth revision of the International Statistical Classification of Diseases and Related Health Problems, or ICD-10, to cause severe administrative problems in their practices. This is expected to further increase the 20% of daily time surveyed physicians indicated they already spend on non-clinical paperwork, which is constraining their productivity. These constraints have driven physicians to seek more control over the way they deliver care to new and existing patients, increase their income and reduce the amount of time they spend on administration

Opportunity to Remove Barriers Through an Innovative Platform that Benefits All Participants

We believe we have a significant opportunity to solve access, cost and quality of care challenges of Covid-19 pandemic and beyond through a platform that matches consumer demand and physician availability in real-time, while offering health plans and employers an attractive, cost-effective alternative for their beneficiaries through our platform. As consumerism in healthcare increases and consumers and providers become accustomed to on-demand services in other industries, they are similarly demanding technology-powered solutions for their healthcare needs. The emergence and subsequent rapid adoption of technologies such as big data and analytics, cloud-based solutions, online video and mobile applications represents an enormous opportunity for healthcare innovation. We believe the confluence of consumer empowerment, emergence of broad technology solutions and focus by all constituents on providing high-quality, cost-effective healthcare creates a unique opportunity for a disruptive platform that transforms the way consumers access, providers deliver and employers and health plans administer high-quality, cost-efficient healthcare.

Our Value Proposition

Our philosophy is to center care around the participating patients and healthcare providers using our Telehealth and Telemedicine platform. We believe we will offer participating patients and healthcare providers the following value proposition.

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On-Demand Care. We offer 24 hours a day, seven days a week, 365 days a year access to high-quality, on-demand Telemedicine and Telehealth platform without the burdens associated with travel and wait times.

Ease of Use. Our user-friendly interface that offers access to care via mobile devices, the internet, video and phone, whenever and wherever each individual chooses.

ICE MedMaster™ Telemedicine and Telehealth application is an enterprise level Point of Care Solution that can be used in both inpatient and outpatient settings for clinical documentation by virtually any healthcare provider.

Over 20 years of research and development have been spent in the development of the ICE™ software. The strength of the ICE™ application is derived from differentiated core technologies consisting of the following:

Backend

8)

ICE software has Mainstream SQL database with full open architecture, defining a central data repository (CDR) of lifetime, longitudinal, multimedia patient records. Hierarchical enterprise and user definitions to insure access to patient information on a “need-to-know” basis.

9)	Graphical user interface (with built-in, optional human anatomy navigation) that simplifies documentation and information access.

10)	End-user tool sets for complete customization of database-driven content and output.

11)	Data query tools and robust data mining capabilities through off-the-shelf third-party products.

12)	Interface capabilities to facilitate peaceful coexistence with installed legacy systems.

13)	Enterprise level reporting services

14)	Integrated Telemedicine component.

While designed for implementation in a typical client-server environment, ICE™ is also completely web-enabled, thereby facilitating remote access to the ICE™ central data repository. Internet and VPN access capabilities facilitate the proactive participation of the consumer in the entire care delivery process. As such, InterCare will have ICE™ positioned to become a significant player in the growing market of Telemedicine and telehealth Services, e-healthcare communities, significantly expanding the scope of available healthcare solutions.

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The Structure of ICE

InterCare’s ICE MedMaster™ software operates over a customizable and highly adaptable operating environment designed to concurrently serve all care providers throughout the continuum-of-care:

1.	Medical professions (i.e. physician, nurse, therapists, technologists, etc.)

2.	Medical specialties (i.e. Primary care, OB/Gyn, Pediatrics, Surgery, etc.)

3.	Facility types (i.e. acute care, ambulatory care, long term care and home care)

In order to accomplish the provision of this power and flexibility, ICE™ employs a Central Data Repository (CDR) that encompasses a variety of informational elements as follows:

1.	Medical knowledge base

2.	Enterprise administrative definitions

3.	Patient clinical documentation

Medical Knowledge Base

The medical knowledge base includes, but is not limited to, a wide variety of conventional medical content that represents both the “tool set” and clinical decision support capabilities available to the healthcare enterprise, as follows:

1.	Standard SOAP documentation elements

2.	Formulary data

3.	Patient Portal

4.	Diagnostic, treatment, and service coding systems

5.	DICOM compliant digital image interface

6.	Laboratory profiles

7.	Treatment protocols

8.	Note templates

9.	Pathways, Interdisciplinary Care Plans, and Flow sheets

10.	Virtual anatomical imagery for note navigation and inclusion/annotation within the patient record

11.	Patient and Staff educational videos

Owing to the ICE MedMaster™ architecture, the knowledge base is entirely scalable and extensible, and may be flexibly configured in order to adapt to virtually any healthcare setting and/or documentation context.

Administrative Definitions

Within ICE MedMaster™, a healthcare enterprise can be defined hierarchically as a combination of physical and/or logical locations that differ in both the types of services provided (e.g., inpatient vs. outpatient) and in the flow of information between and among those locations. Based on these distinctions, roles (i.e., functions performed by various personnel at a given location) can be defined that:

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4)	Limit access to specific patient information on a “need to know” basis
5)	Determine the types of documentation tools available for a given role at a particular location
6)	Prescribe the flow of information between/among the roles defined at various locations.

In short, ICE™ can be adapted to the way a particular enterprise, or any location within the enterprise, performs its unique functions with respect to patient care.

Patient Clinical Documentation

Patient clinical data (lifetime, longitudinal, multimedia patient electronic medical records) include documentation on virtually any encounter between healthcare professionals and patients. Given the enormous variety of information that needs to be recorded, ICE MedMaster™ employs a unique methodology for storing patient information. Rather than using a static record structure that would need to anticipate every conceivable type of patient data, ICE MedMaster™ uses a simplified, dynamic record structure that incorporates “metadata” (i.e., data about the type of information stored within a given record). This method results in an enormous reduction in patient record volume and drastically simplifies the addition of new types of information to a patient record. Patient information within the CDR is almost entirely codified (i.e., replaced by codes associated with specific information in the medical knowledge base). When viewing any portion of a patient record, coded information is used to dynamically generate a meaningful representation from specific information within the medical knowledge base.

We plan to generate revenue from our potential clients on a contractually recurring, per-Member-per-month, subscription access fee basis, which provides us with significant revenue visibility. In addition, under the majority of our Client contracts, we will generate additional revenue on a per-telehealth visit basis, through a visit fee. Subscription access fees are paid by our Clients on behalf of their employees, dependents and other beneficiaries, while visit fees are paid by either Clients or Members

Our Competitive Strength

Our solution is composed of an integrated technology platform, high-quality Provider network, sophisticated consumer engagement strategies and entrenched distribution channels.

We were the first to build a scalable, integrated technology platform for telehealth with an Application Program Interface, or API, that powers direct connectivity between Providers, Patients and multiple real-time payor integrations. ICE software was featured at HIMSS Conference on February 22-26 2004 at Orlando Florida as the best emerging EHR platform.

ICE provides practical business solutions, including off-site data collection, replication and storage custom-tailored to current health care environments, in which error reduction, medical necessity checking, HIPAA compliance and revenue loss reduction are essential. The software meets HL-7 standards, operating as a stand-alone system or integrated with other Legacy or third-party healthcare applications.

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Knowledge Driven Applications

Most of the ICE MedMaster™ Telemedicine and Telehealth application “behavior” (e.g. business rules) is derived from the underlying database(s), which is fully customizable without the need for programming by the novice end user. This also includes extended support for visually “painting” (e.g. designing) additional input and output screens, inclusive of its business rules.

Repository, data warehouse and data-mart unification

While ICE MedMaster™ Telemedicine and Telehealth platform master central data repository engine(s) will serve the multitude of concurrent enterprise users, its live backup9s) simultaneously will serve as data warehouse and data-mart for ad-hoc data discovery, mining and analysis in real-time. In addition, we currently host our cloud based application with Amazon Webservices, which provides us with uncomplicated web-Scale Computing with elasticity, dependability, unlimited Server Capacity and reliable encryption and security.

Customizable, component-based architecture

Multi-tier, common enterprise architecture for all ICE MedMaster™ Telemedicine and Telehealth platforms, with multi-threaded engines and components. Automatic and manual load balancing and distribution through multiple engines utilizing entry level smart-phones, tablets or personal computers.

Third-party legacy integration

Seamless bi-directional integration with ancillary, administrative and financial legacy systems. Concurrent support for both HL7 and proprietary legacy messaging. Plug-and-play legacy interface(s) addition and/or modification. Immediate value and ROI to the enterprise by integration of legacy systems only into the ICE MedMaster™ Central Data Repository (CDR) prior to ICE™ application implementation.

Purpose-Built

Our platform is built specifically to serve the needs of consumers, employers and health plans and providers. We believe that ours is the only platform that incorporates the core functionality required to offer Telemedicine, telehealth and complete clinical documentation and workflow management in a single system.

Products under development

1)	Microwave Wound Welding Surgi-lite Sensors)
2)	SpectraCare Hyperspectral Camera for wound and vascular imaging
3)	Endothelial Preserving Microwave Treatment of Atherosclerosis-EMPTA

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These products are jointly being developed by InterCare Dx, Inc., Meridian Health Systems, Inc, (dba “Vascular Medicine Institute of America”) NASA/JSC Life Sciences and Engineering Directorate Division, under a reimbursable Space Act Agreement and VTT Technology of Finland(HyperSpectral Camera)

Market

Cardiovascular disease (“CVD”) encompasses many conditions, including coronary artery disease, heart failure, valvular heart disease, stroke, congenital heart defects, heart rhythm disorders, and sudden cardiac arrest. CVD is the leading cause of death in the United States; however, from 2004 to 2014, the mortality rate attributable to CVD fell approximately 25%, likely as a result of improved primary and secondary prevention. Despite this improvement, CVD was responsible for nearly 31% of all deaths in the United States in 2014 (roughly 800,000 people). Globally, CVD resulted in more than 17.3 million deaths in 2013, representing 31% of all deaths.

More than one in three U.S. adults currently have some form of CVD. Prevalence increases with age, and more than 70% of persons aged 60 to 79 years have CVD. The American Heart Association projects that 44% of the U.S. population will have some form of CVD by 2030. Lifetime risk for CVD is estimated to be one in three for women and two in three for men according to data from the Framingham Heart Study.

An estimated 5.7 million U.S. adults older than 20 years have a diagnosis of heart failure, a final common pathway for many cardiovascular conditions. The prevalence of heart failure is projected to increase by 46% between 2012 and 2030, and the current annual incidence is 1 in 1000 persons in those older than 65 years. Most patients with heart failure (75%) have a history of hypertension. The overall mortality rate after the diagnosis of heart failure is roughly 50% at 5 years, with about half of those deaths due to cardiovascular causes.

Successfully diagnosing heart disease is complicated by the fact that an estimated 60% of the people who die from heart attacks experience no previous symptoms of heart disease. There is a significant need for a new diagnostic technology capable of identifying these high-risk asymptomatic patients. Such a diagnostic, combined with recent drug treatment developments, creates the possibility of treating at-risk patients at an earlier stage in their disease thereby preventing some of the more than one million heart attacks that occur annually in the United States each year.

Currently no effective low cost diagnostic exists for CAD. The less expensive CAD diagnostics, such as the EKG and the EKG Stress Test, produce a relatively high number of false negatives and false positives. In addition, a significant number of patients fall into the “gray area” where physicians are uncertain as to whether the patient should be sent on for additional testing, put on medication or sent home.

The more accurate diagnostics, such as Stress Thallium and Echocardiogram, are more difficult to perform and interpret, and too costly to administer when a CAD diagnosis is uncertain. Coronary angiography is widely considered to be the “gold standard” for diagnosing CAD; however, this invasive procedure is both costly and risky.

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The market potential for the IVDC Model 400 is substantial. Current diagnostics for CAD range in price from $400 for an EKG Stress Test up to $4700 for an angiogram. The total number of CAD diagnostics performed in the United States exceeds 80 million per year. Initial estimates indicate that the IVDC’s total market opportunity is between $800 million and $1.2 billion.

Initially, InterCare Dx, aims to place the IVDC Model 400 in primary care physicians’ (“PCP”) offices for use with a patient’s risk factors (Five primary CAD risk factors exist: high cholesterol, hypertension, obesity, diabetes and smoking) and an EKG test in diagnosing CAD. Additional applications for the Vasogram™ include use as an adjunct to the less effective EKG in the operating room and emergency room settings. Eventually, InterCare aspires to replace current diagnostics in select applications.

Competition

Vasocor Model 400

Due to the attractiveness of this market, there are several new technologies at various stages of development aspiring to meet the need for a new CAD diagnostic. The strongest emerging competitors are the C-reactive protein assay, the IL-l genetic test and the EBCT /Ultrafast CT. Although each of these technologies detects coronary artery disease at different stages in the progression of the disease, all three have positioned themselves similarly to the IVDC Model 400 as diagnostics for high-risk asymptomatic patients.

C-reactive protein assay

The C-reactive protein assay is a blood test that appears to be able to predict a patients risk for a coronary event several years in advance. The test identifies an inflammation marker associated with the presence of vulnerable plaque in the arteries. Vulnerable plaque is thought to be responsible for 70% of heart attacks particularly those that occur in patients with no previous symptoms. In clinical trials conducted on 1,000 frozen blood samples from the Physician’s Health Study, subjects with high protein levels were three times as likely to have a stroke or heart attack as those with lower levels. In another trial conducted on 3,000 Pravachol frozen blood samples C-reactive protein levels declined 38% in subjects given Pravachol and the effect was independent of changes in cholesterol.

This test is thought to be much more accurate than a previous test for C-reactive protein that met with limited success in the marketplace.

EBCT /Ultrafast CT

The EBCT /Ultrafast CT uses an image scanner to detect late stage coronary artery disease. EBCT detects and measures coronary artery calcification which has been shown to be correlated with the severity of atherosclerosis. In clinical trials, a calcium score of over 400 indicated a 15 fold greater risk of a major coronary obstruction. This non-invasive diagnostic has a sensitivity of 92% and a specificity of 94%. An eighteen-month study of 1200 asymptomatic patients showed that those who experienced coronary events had calcium scores 6.5 times higher than those who had no such events. In addition, a 150 patient clinical trial of EBCT’s efficacy as a treatment monitor revealed a strong correlation between reductions in cholesterol and calcium deposit.

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EBCT has received considerable attention in the medical community and was declared one of the most important advances in the diagnosis of heart disease by the American Heart Association. The primary limitations of the EBCT are its high cost and uncertainty surrounding its ability to detect disease at an early enough stage for drug treatments and life style modifications to be effective.

ICE MedMaster™ (Telemedicine and Telehealth Application)

There are several Telemedicine and Telehealth application vendors in United States market bolstered by the current Covid-19 pandemic. There are no current information available about their current market penetration and/or market share. Even some physicians are using their regular smart phones to perform clinical consultation for Medicare/Medicaid and private insurance patients, under the Covid-19 pandemic emergency waiver.

Our Competitive Advantage-Vasocor Model 400

We believe that as a lower-cost, more effective measure of CAD, the IVDC Model 400 has an opportunity to penetrate the market as an adjunct to current CAD diagnostics, aiding in the identification and treatment of patients with borderline test results from traditional CAD diagnostics (e.g. EKG, stress thallium) and indicators (i.e. cholesterol tests). The IVDC Model 400 is also well positioned to expand beyond the adjunct market to replace current, less-efficacious CAD tests. An opportunity also exists for the IVDC Model 400 to create a new market for itself as a screening test for self-pay asymptomatic patients.

We intend to compete by focusing on IVDC’s value proposition. This has three elements which clearly distinguish it from current CAD diagnostics: clinical accuracy, low cost and convenience:

a)

Clinical accuracy - Accuracy is a function of sensitivity, the ability to detect disease when present, and specificity, the ability to determine disease is not present. The IVDC Model 400 is potentially more accurate than traditional technologies currently used to predict CAD. Initial clinical trial results reveal that the IVDC Model 400 has a sensitivity of 90% and specificity of 58%, which rises to 90% in combination with risk factor analysis. Current diagnostics, such as 3 CAD risk factors taken during patient history, EKG, and Stress Treadmill, are significantly less accurate than the IVDC Model 400. The Stress Thallium is the only traditional minimally-invasive diagnostic that has a slightly higher sensitivity and specificity when compared with the IVDC Model 400.

b)

Low cost -The IVDC Model 400 is low-cost to the physician from two perspectives: the cost charged per test and the initial upfront investment required to receive the machine. First, at $200-250 per test, the IVDC Model 400’s cost is 40-60% lower than that of other CAD diagnostics with comparable accuracy. Second, InterCare Dx plans on placing the IVDC Model 400 in physician offices for free, charging them only for each test. With no upfront investment required, the IVDC Model 400 adoption becomes a risk-free proposition to physicians. Indeed, focus groups and interviews reveal that PCPs find this feature of the IVDC Model 400 very attractive and a strong motivating factor to 'try out' the IVDC Model 400.

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c)

Physician and patient convenience - The IVDC Model 400 represents a convenient diagnostic alternative for both physicians and patients. Physicians can easily administer the IVDC Model 400 in their offices and immediately provide patients with a test result. From the patient perspective, the IVDC Model 400 is more comfortable than Stress tests because it does not involve physical exertion

InterCare’s marketing and sales objective is to position the IVDC Model 400 as the leading non-invasive CAD diagnostic in PCP offices and hospital operating rooms and emergency rooms. To achieve this aspiration, InterCare believes that the most successful implementation plan is one which divides the launch into two phases: beta and full market. The beta launch includes all the activities necessary to take the IVDC Model 400 to full market. Specifically, it includes conducting scientific and marketing trials and pilot testing the IVDC Model 400 with a select group of physicians. InterCare believes that the beta launch will greatly facilitate doctor reception of the IVDC Model 400 in the full market launch.

Manufacturing, Raw Materials/Suppliers

InterCare has developed the product requirement specification for the IVDC Model 400, SpectraCare Hyperspectral Camera, as well as microwave wound care and atherosclerosis. For the manufacturing of IVDC Model 400 units, InterCare entered into a product development and supply agreement with Parker Hannifin, Under the terms of this agreement, Parker Hannifin will develop the manufacturing design, manufacture and supply the IVDC Model 400. The prototypes will be available in early April 2021and commercial production is then scheduled to begin in late October 2021, after obtaining FDA approval. Also InterCare has entered contract manufacturer of prototype device for the microwave emitters with Princeton Microwave Technologies, and Hyperspectral Camera Manufacturer agreement with VTT Technologies of Finland respectively.

InterCare plans to outsource both warehousing and distribution. The manufacturer may warehouse a portion of the inventory.

Research and Development

InterCare’s business model is designed to keep core functions including research and development, sales and marketing in house, while relying on partners’ capabilities and infrastructure for manufacturing, distribution and service and maintenance. In the initial stage, InterCare will focus its internal resources and expertise on building support among thought leaders and physicians for the IVDC Model 400 and driving rapid adoption.

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InterCare in collaboration with Meridian Health Systems supported research by NASA-Johnsons Space Center under a reimbursable Space Act agreement. Amongst the studies being conducted includes treatment of atherosclerosis using microwave energy, as well as Microwave wound welding.

InterCare in collaboration with Meridian Health Systems supported research by VTT Technologies of Finland, to develop a Novel Hyperspectral Camera to be used in imaging wounds.

Upon completion of development and validation of the Microwave Wound Welding Device, as well as SpectraCare hyper Spectra Camera, we will conduct a safety and effectiveness study in compliance with FDA regulation.

Clinical Trials

Scientific trials

Scientific trials comprise the first tier of clinicals and have an overarching objective of rigorous validation of the all our newly developed technologies. Due to the importance of strong and clean clinical data that will emerge from these trials, we will engage the services of a CRO (Clinical Research Organization) to provide guidance towards accomplishing this goal.

Relationship-Building Studies

Relationship-building studies form the second tier of clinical trials and will be run by a select group of preeminent physicians, or thought leaders. The intent of these studies is to allow influential physicians to have first-hand experience with our new technologies, and to allow them to evaluate the technology in action. The ultimate end goal of the study is to obtain thought-leaders’ endorsement of our product and service. InterCare hopes to rely on these thought-leaders as a continual source for new ideas as to how to improve our product services and how to pursue new applications opportunities.

Usage Studies

Usage studies comprise the third and final tier of clinical trials. InterCare is targeting PCPs with this study, with the objective of gathering information to assess PCP usage preferences and marketing reactions. As PCPs are InterCare’s main customer target, the success of the usage study is critical. In effect, the usage study pilots the sales approach of the full market launch. It covers factors such as the new product positioning, messaging, referral patterns and competitive. On the basis of testing physician reaction to these tools and sales approach, InterCare will modify its approach for the full-market launch.

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Sales and Marketing

Pricing

InterCare’s pricing strategy is composed of two elements: coverage and pricing structure.

Coverage

As soon as FDA pre-market approval is granted for any of our new products, physicians will be supplied with protocols for their use in submitting claims using existing non-invasive vascular testing procedure (CPT) codes. At the same time, InterCare plans to apply for a new CPT code for productsany of our FDA approved. A new CPT code helps ensure that claims will be processed quickly and that physicians receive an appropriate level of reimbursement.

Pricing structure

IVDC Model 400 we will be offered to physicians on a fee-per-use basis. In interviews and focus groups, physicians indicated that they preferred a fee-peruse arrangement because it would allow them to try out the new technology making a large up-front investment. To drive rapid adoption, InterCare plans to combine fee-for-use pricing with a risk sharing mechanism such as invoicing a lease or placement fee which would then be waived after a set number of uses. InterCare estimates that the price of the Vasogram™ and Endogram™ test will be at $20 and $300 per test respectively, although as discussed below the price will depend on the level of reimbursement. Using information from the Vasocor Model 300 experience, the fee-per-use charged to physicians will be set at a level that provides physicians with a healthy margin and covers their direct costs.

A purchase option may be made available for hospitals, cardiac clinics and other high volume users. Both the fee-per-use and purchase options will be combined with incentives such as volume discounts to help drive adoption for all our approved medical device.

Regulation

FDA Approval Process

Medical devices are regulated by the Food and Drug Administration in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug and Cosmetic Act and regulations issued by the USFDA regulate testing, manufacturing, packaging, and marketing of medical devices. Under the current regulations and standards..

Further, our manufacturing processes and facilities are also subject to regulations, including the FDA’s QSR requirements (formerly Good Manufacturing Practices). These regulations govern the way we manufacture our products and maintain documentation for our manufacturing, testing and control activities. In addition, to the extent we manufacture and sell products abroad, those products are subject to the relevant laws and regulations of those countries.

Finally, the labeling of our devices, our promotional activities and marketing materials are regulated by the FDA and various state agencies. Activities that are constrained by these regulations include the marketing of our products for “off-label” usage; that is, recommendations to use our products for purposes other than what is indicated in the labeling. Violations of this requirement may result in administrative, civil or criminal actions against the manufacturer or seller by the FDA or governing state agencies.

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The last FDA substantially equivalent letter (K011625) for Vasocor Model 300 “Intended Use” statement reads:

“The VASOCOR Vascular Diagnostic Center (Model 300) is a non-invasive medical device that can be used by physicians and other health care professionals to measure blood pressure values (systolic, diastolic, and pulse pressure) and the heart pulse rates based on segmental measurement. The Vascular Diagnostic Center (Model 300) also calculated Framingham coronary heart disease, stroke, and peripheral disease risk scores, body mass index (BMI), ankle/brachial index (ABI), and pressure differentials between certain adjacent peripheral limb segments, and provides indication of arterial compliance. The indications of arterial compliance (that is, elasticity indices) can be used to assist in assessing and managing patients that may have potential underlying vascular disease, including cardiovascular disease that might require more specific diagnostic evaluations by physicians or other health care providers.”

This last FDA 510(k) approval for the InterCare Vascular Diagnostics Center (Vasocor Model 300) now meets both the primary (detection of Coronary artery disease) and secondary (evaluation of peripheral vascular disease) objectives for the device

A new 510K premarket approval with USFDA will be requested by InterCare Dx for IVDC Model 400, as soon as a working demo units have been built and tested with the Vasocor Model 300 to establish substantial equivalence. This process we anticipate will not be unduly delayed, since all that was done was update the underlying hardware and software and drive away obsolescence.

Intellectual Property

Patents and Trademarks

The company was recently awarded the Trademark for “SpectraCare” by the US Office of Patent and Trademarks.

Also the Company under a product commercialization agreement with Meridian Health Systems, PC, has been assigned the following Patented Technologies for Commercialization.

Patent Description	Patient Number
Endothelium preserving microwave treatment for atherosclerosis	US09/129,832
Endothelium preserving microwave treatment for atherosclerosis	US09/504,768
Methods and apparatus for microwave tissue welding for wound closure	US12/757,657

Property

The Company utilizes approximately 2,000 square feet of office space at 20300 South Vermont Avenue Suite 215, Torrance CA 90502.  The office space is provided free of charge, on a month to month basis, by an affiliate of the Company.

Litigation

The Company has no current, pending or threatened legal proceedings or administrative actions.

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Employees and Consultants

As of May 2021, InterCare Dx, Inc., employs three individuals and engaged the services of five consultants to conduct its business matters. In preparation for the product launch, the Company plans to fill five key management positions over the next six months. These includes marketing manager, Chief Financial Officer, Sales Manager, Medical Director and Marketing Director. The Company also expects to add additional employees as the national launch approaches, in order to manage the increased administrative and financial activities of the Company as well as oversight management of Marketing, Sales, Service, Education and Training, Manufacturing, Engineering and Quality Control/Quality Assurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

InterCare Dx, Inc. was incorporated on January 31, 1991 and commenced operations immediately thereafter. The company is a USFDA registered biomedical and life sciences company with main office located at 20300 South Vermont Avenue, Suite 215, Torrance, California, USA, and international partners located worldwide. We strive to become a leader in designing and marketing creative, technologically advanced Microwave products for medical applications. Build a reputation for delivering systems characterized by low price, compact size and innovative features, with quality and reliability equal to that of competitors.

Financial Statements

Our financial statements for the years ending December 31, 2020 and 2019 can be found in at the end of this Offering Circular.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

We generated no revenues during the fiscal years ended December 31, 2020 and December 31, 2019.

Operating Expenses:

Total operating expenses for the twelve months ended Dec. 31, 2020 increased to $651,053 from $515,429 in the year ended Dec. 31, 2019. This decrease is primarily attributable to decrease in the use of outside contractors, and efficient utilization of available financial resource.

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Net loss

As a result of the foregoing, during the period from January 1, 2020 through December 31, 2020, we recorded a net loss of $651,053. The loss is mainly comprised of compensation, research and development fees, and general and administrative expenses.

Liquidity and Capital Resources

Cash Flows

Operating Activities

From January 1, 2020 through December 31, 2020, we used $651,053 of cash in operating activities.

Financing Activities

From January 1, 2020 through December 31, 2020, financing activities provided $651,053. We received these proceeds largely from non-interest-bearing related party loans.

Liquidity

The Company does not keep cash on hand. We are reimbursed for expenditures by related parties. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Indebtedness

The Company has a business line of credit of $8,000 with Wells Fargo Bank, the available balance varies based on monthly recurring payments to the bank. The total amount owed as at this writing is $2,008.

Related Party Transactions

Related party loans and due to officer were $3,628,031 and $2,983,821 as of December 31, 2020 and 2019. The related party amounts borrowed were to fund the Company’s daily operations. The loans were evidenced through written agreements between the related parties. The loans are non-interest bearing with no maturity date, due on demand, and no covenants. The loans arose from an affiliated company and member of management.

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Plan of Operations

The Company’s high-level objectives for the next 18 months are:

•	Beta launch preparation including comparing readings from Vasocor Model 300 with those of IVDC Model 400 to establish substantial equivalence.
•	Complete beta launch in order to conduct scientific trials including establishing parameters of clinical trials.
•	Conducting clinical trials beginning in June 2021.
•	Completing trials and assessing similarity and equivalence.
•	Submitting necessary applications to the FDA to obtain approval to proceed with marketing IVDC Model 400 based on the establishment of substantial equivalence to the already approved Vasocor Model 300.
•	Market launch.

PREPARATION FOR BETA LAUNCH, September - December 2021

InterCare must undertake several activities in preparation for the beta launch. The first main activity is deciding the necessary bench studies and prioritizing among them. The reason for the bench study is to compare readings from Vasocor Model 300 with those of IVDC Model 400 to establish substantial equivalence of the two device. At this juncture, InterCare will file a 510K pre-marketing approval with USFDA. It is anticipated that FDA approval will not be unnecessarily delayed (approximately 120 days).

The next critical set of activities deals with hiring senior management for the positions of Brand Manager, Medical Director, Sales Director and Marketing Director.

The last pre-Beta launch activity is identifying and approaching physicians for the scientific trials, relationship-building studies and usage studies. The newly hired Medical Director will take the lead in this effort, supported by the sales reps and CRO.

BETA LAUNCH, March 2022 - June 2022

The beta launch will be a very intensive time period for InterCare because it must kick-start its pilot testing. As pilot testing will aim at introducing the new Vasocor Model 400 in medical practices who are already using the Vasocor Model 300, to get their feed back regarding the new functionalities and ease of use of the Vasocor Model 400 as compared to its predecessor Vasocor Model 300.

Relationship-building and usage studies will be gradually rolled out to six sites (two sites per city). InterCare will hire one clinical rep and 2 PCP reps to run the first relationship study, and will stagger the hiring of the remaining 2 clinical reps and 4 PCP reps according to the timing of the IVDC Model 400 roll-out in the Beta launch. InterCare is currently in discussions with candidates and executive search firms to accomplish these tasks.

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Each study will be continued throughout the entire beta launch with variations in scope, structure and interaction. InterCare believes that it is important to maintain a relationship with the target physicians until the full market launch, and hence the decision to leave the IVDC Model 400 with the physicians until June 2022. The rollout will begin in December 2022 with two sites. InterCare anticipates that considerable sales and marketing learning will occur during this rollout, both with respect to tactics and strategy. To take full benefit of the lessons learned and to maximize the usefulness from the remaining sites, the rollout to the next two sites is delayed to March 2022. A shorter learning period is needed for the rollout to the last two sites, which will start in May 2022.

InterCare will synchronize its hiring of sales reps to accommodate the lagged rollout.

Following analysis of the clinical data, InterCare’s principal investigators must begin submitting articles to prominent peer-reviewed medical journals. An intensive publishing strategy is critical to raise physician awareness and to buttress regulatory applications for additional indication for Use of IVDC Model 400 medical device.

MARKET LAUNCH PREPARATION, May 2022 - July 2022

The activities in the market launch are split between those related to regulatory bodies and those related to beta launch results. On the regulatory front, InterCare will submit an application to the FDA to obtain approval to proceed with marketing IVDC Model 400 based on the establishment of substantial equivalence to the already approved Vasocor Model 300. The likelihood of this approval is contingent upon the strength and persuasiveness of the bench study. At this juncture, InterCare will also submit an application to the American Medical Association to receive a new CPT code. Again, the likelihood of approval depends on the caliber of the clinical data.

The second set of activities is tied to the sales and marketing information produced by the beta launch. Physician reaction during the beta roll-out to the six sites will give InterCare important data points regarding the relative success of its different sales and marketing techniques. On this basis, InterCare will modify its sales and marketing approach appropriately in order to reach physicians during the full launch. Additionally, the beta launch will also provide InterCare with useful information regarding the optimal sales rep/physician ratio, which InterCare will rely upon as it hires more sales reps in readiness for the mass market launch.

FULL MARKET LAUNCH, October 2022 - December 2022

The full market launch across the United States will initially focus on adjunct CAD applications. The rationale for this strategy is two-fold. First, physicians must see tangible evidence of the IVDC Model 400 value as an adjunct opportunity before gravitating towards it as a replacement opportunity.

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Second, based on Vasocor Model 300 market research which indicates that PCPs demand a technology capable of accurately diagnosing patients in the borderline population, thus positioning the IVDC Model 400 in this light will be a relatively easier sell.

The full market launch also requires InterCare to ensure that it is capable of manufacturing sufficient IVDC Model 400 device to meet the anticipated high demand. During the initial stages of the full launch, InterCare’s sales force must work very closely with the manufacturer in order to ensure that IVDC Model 400 device reach physicians in a timely manner, and that the maintenance agreement is also upheld.

OPPORTUNITY EXPANSION, June 2023- onwards

Once InterCare has significantly penetrated market share in the adjunct opportunities, it will expand its attention to the replacement and market creation markets. In the replacement market, InterCare will leverage the IVDC Model 400’s reputation and track record as an adjunct to positively sway physicians to use the IVDC Model 400 as a replacement for Exercise Stress tests. The success of such a campaign will rely heavily on InterCare’s ability to have thought-leaders endorse this usage and disseminate their opinion in prominent medical forums.

The market creation will be targeted towards self-paying patients, will require a reorientation of the sales effort. While physician recommendation remains a critical influence in a patient’s decision to pay for a diagnostic test, the patient’s own self-awareness of the diagnostic also becomes an important factor. For this reason, InterCare will invest in direct-to-consumer advertising (e.g ads in select popular magazines) which would be targeted towards patients fitting an appropriate profile.

InterCare intends to meet each of its milestones according to the timeline. The beta launch will take place in April 2022 and the full market launch will occur in December 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2020, our directors, executive officers and significant employees were as follows:

Name and Principal Position	Age	Term of Office (if indefinite, give date appointed)	Approximate per week for Part-Time Employees
Anthony C. Dike – Chairman & CEO	65	Since November 1991	Full-Time
Stanley IB Maduike – VP Operations and Project Manager, Director	52	Since September 2016	Full-Time
Zoila Cruz – VP Finance and Administrator SMO Operations	40	Since October 2018	Full-Time
Emeka Michael Eziri, Director	53
Obukohwo Francis Sido, Director	65

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Anthony C. Dike –Chairman & CEO

Dr. Dike has been the Chairman of the Board, CEO and President of the Company since December 1996. Anthony C. Dike, a physician by training and an entrepreneur that has funded and developed various start-up high technology businesses from inception to fruition through his private Investment Firm, MMG Investments Inc., a California corporation. Dr. Dike is a graduate of University of Lagos College of Medicine, Nigeria. He completed his residency in Internal Medicine at Howard University Teaching Hospital, in Washington D.C. He is a Fellow of American College of Physicians. Dr Dike is a member of ACPNET Physician Research network which is created by American College of Physicians that enables each member network physician to participate in development and answering clinically relevant questions, apply research methods in ambulatory care settings, better understand their clinical practice patterns, improve their quality of care as well as contribute important and relevant evidence to medical knowledge. He also is the founder of the InterCare Diagnostics, Inc., a United States Food and Drug Administration (USFDA) registered Bio-Medical Software Manufacturing Company, with over 5 Multimedia healthcare related software programs in the market. He also pioneered the design and development of the Mirage Systems Biofeedback Software Program, the first United States Food and Drug Administration approved software only for Biofeedback and Relaxation Training. He most recently pioneered the design and development of “InterCare Clinical Explorer (ICE)”, a scalable software application specifically designed to effect cost-effective integration of all aspects of the healthcare enterprise through documentation, information tracking and error reduction that supports patient safety and greater efficiency among healthcare providers. Dr. Dike pioneered the commercialization of this USFDA approved Medical Device commonly known as “Vasogram™”, and Endogram™, a fully automated, computer-controlled air plethysmograph designed for clinical use. It allows physicians to measure the compliance of the arteries of the calf and thigh. He is also the Chief Scientific Officer for InterCare Dx, Inc.

Stanley IB Maduike – VP Operations and Project Manager, Director

Stanley IB Maduike is responsible for ensuring that the quality system requirements are effectively established and maintained, and for reporting the quality system performance to all members of top management. In addition, he oversees, manages and monitors the Company’s product(s) in the east coast ensuring that all queries are met with prompt response. Mr. Maduike has over 26 years of experience in information security and quality assurance. Mr. Maduike holds a MSc, Information Technology (information security) from University of Liverpool, United Kingdom. In addition to his executive position, Mr. Maduike was elected to the Company’s board of directors in December 2019.

Zoila Cruz, MBA – VP Finance and Administrator SMO Operations

Zoila Cruz is the Project Director for Clinical Trial Site Management line of business. She has over 19 years of experience in the social services and healthcare management industries. Ms. Cruz is a graduate of Springfield College and holds various certificates in her field.

57

Emeka Michael Eziri, MD, Msc, FCCP - Director

Dr. Eziri has over 19 years of experience in Pulmonary disease medicine. Dr. Eziri holds a MSc in Management from NYU specializing in Health Policy and Management. Dr. Eziri was the Medical Director for Pulmonary Clinic of the Carolina’s PC, since 2001 Clinical Research from October 2008 through October 2011 and also the Principal Investigator for Vitalink Research-Gastonia from March 2014 to March 2018. Management Consultant at Alpha-Zomax Consultants Chicago since 2015 & Financial Broker Dealer at World Financial Group/World System Builder since 2017.He was elected to the Company’s board in December 2019.

Obukohwo Francis Sido, MD – Director

Dr Obukohwo Francis Sido, 65, is one of the founding member of Meridian health Systems ACO corporation. He was formerly the Chairman of Department of Medicine Gaston Medical Center, Gastonia North Carolina. Currently an attending physician at VA Medical Center, Charlotte North Carolina where he Maintains a panel of Veterans with chronic Cardiovascular, Endocrine and Rheumatologic disorders. An internist and Diplomate of American Board of Internal Medicine.

Scientific Advisory Board

The following individuals serve as advisors to InterCare Dx:

Sylvester Ejeh, MD, FACC

Dr. Sylvester Ejeh is a cardiologist in Fayetteville, North Carolina and is affiliated with Cape Fear Valley Medical Center. He received his medical degree from University of Jos Faculty of Medicine and has been in practice for more than 20 years. He specializes in cardiovascular disease and internal medicine.

Mr. Arsen Norman, MSc (Electrical and Electronics Engineering)

Mr. Norman has over 30 years of experience assisting companies in digital, analog and mixed signal electronics circuit design, embedded microcontroller programming, multilayer PCB layout and product design. He has provided consulting for many Fortune 500 companies including: Sr. Electronics and Product Design Engineer as an independent Consultant for varies companies: SAGE millimeter, Sierra Nevada Corp., Physical Optics Corp., Envisiontec, Froth Au Lait, DataCheck, Impulse Industries, AITI Inc., Career Technologies, Meridian Health Systems, and others. Mr. Norman holds a Masters Degree in Electrical Engineering from Polytechnic University of Armenia, USSR.

58

Human Health and Performance and Engineering Directorates Staff at NASA Johnson Space Center:

Diane I. Byerly, PhD

Dr. Diane Byerly has been a NASA employee for more than three decades and has worked in five different directorates at NASA’s Johnson Space Center.

Since the early 2000s, Dr. Byerly has been managing the Biomedical Engineering for Exploration Space Technology Laboratory, which is a unique collaboration between the Human Health and Performance and the Engineering Directorates. It is dedicated to the development of innovative technologies for future manned space exploration as well as improving quality of life here on Earth.

Her areas of focus include portable, lightweight, miniaturized, user friendly microwave-based medical prototype hardware development for emergency dental care; wound closure and treatment for skin disorders; countermeasures; surface and water decontamination; and biofilm eradication. Just recently, Dr. Byerly was awarded a patent on Microwave Tissue Welding for Wound Closure and received the 2013 NASA Innovator Award.

Dr. Byerly received her undergraduate degree in mathematics from the University of Denver and both her master’s and Ph.D. degrees in aerospace engineering from the University of Colorado at Boulder.

G. Dickey Arndt, PhD

Dr. Dickey Arndt earned a Bachelor’s degree and Master’s degree in Electrical Engineering from Mississippi State University and a Ph.D. in Electrical Engineering from the University of Texas – Austin. He joined NASA over fifty years ago and has worked on projects such as: communications systems analysis for the Apollo and Space Shuttle Programs, analysis of the microwave power transmission system for the Solar Power Satellite project in 1978-1982, and a wide variety of other projects, many of which were funded by other government agencies and private companies. He has many technology disclosures and holds 30 US patents.

Billy G. Smith

Billy G. Smith is a NASA engineer at the Johnson Space Center in Houston, Texas. He received his BS in Electrical Engineering from Arlington State University and an MS in Electrical Engineering from the University of Houston.

Mr. Smith’s role as a collaborator will involve developing the use of microwave frequencies for caries treatment. Specifically, he will fine tune the test setup for repeatability and accuracy relative to probability in conjunction with temperature control. Mr. Smith has 47 years of experience both as test director and test manager of NASA’s largest space communication system compatibility test facility.

59

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020 we compensated our three highest-paid executive officers as follows:

Name and Principal Position	Cash Compensation	Other Compensation	Total Compensation
Dr. Anthony C. Dike, President, Director	$240,000.00	-0-	$240,000.00
Stanley Maduike Vice President Operations	$50,000.00	-0-	$50,000.00
Ziola Cruz, Vice President Finance and SMO	$19,500.00	-0-	$19,500.00

For the fiscal year ended December 31, 2020, we did not pay any of our directors for their board service.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table sets forth information as of December 30, 2020, with respect to the beneficial ownership of our Common Stock (represented as the sum of Common Stock owned plus Common Stock acquirable through the exercise of options) by (i) each person or entity which holds a beneficial ownership of 10% or more of our Common Stock, and (ii) the beneficial ownership held by our Executive Officers and Directors (as listed above).

Name and address of beneficial owner (1)	Number of Common Shares Owned	Percent of class (2)
Anthony C. Dike, MD (Director) (3)	23,135,970	31.13%
Stanley Maduike (Director)	1,000,000	1.35%
Emeka Eziri (Director)	200,000	0.23%
Meridian Health Systems, P.C	10,000,000	13.46%
Margie R. Dike	10,000,600	13.47%
All directors executive officers and 10% stockholders as a group ( 3 total)	44,336,570	59.64%

(1)	The address for all securities holders is c/o InterCare Dx, Inc., 20300 South Vermont Avenue, Suite 215, Torrance, California, USA

(2)

The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	Represents Class B common shares held by the stockholder.

60

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related Party Transactions

We have engaged in the past, and continue to engage, in related party transactions. We have relied on short-term loans from related parties to fund our operations since inception. The related party is, primarily, Dr. Anthony Dike.

Dr. Anthony Dike is our Chairman, Chief Executive Officer, Secretary and a Director. Dr. Dike has been the Chairman of the Board, CEO and President of the Company since January 31, 1991.

As of November 15, 2019, the above-mentioned related party had invested approximately $487,299 in the Company since our incorporation. See the discussion under the heading “Certain Relationships and Related Party Transactions” for more details.

Disclosure of Conflicts of Interest

Related party transactions often present conflicts of interest, could result in disadvantages to the Company and may impair investor confidence, all of which could materially and adversely affect us. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and our stockholders.

Board Composition

Our board of directors currently consists of three members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

Stock Options

Under our Stock Option Plan (“Plan”), key employees of the Company or any present and future subsidiaries of the Company, may be granted options (the “Options”) to purchase shares of the Common Stock, based on the average of the preceding 12 months fair-market value of the Company’s Common Stock. We have not granted any Options under the Plan as of December 31, 2019.

61

SECURITIES BEING OFFERED

Our authorized capital stock consists of 100,000,000 shares of Common Stock, no par value per share (“Common Stock”) and 20,000,000 shares of Preferred Stock, no par value per share (“Preferred Stock”).

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation, as amended, and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Common Stock

Voting rights.

Each holder of shares of our “Common Stock” shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Each holder of shares of “Class B Common Stock “shall be entitled to ten (10) votes for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock (in the event we create preferred stock), holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock that may be created in the future.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may create in the future.

62

Preferred Stock

The Board of Directors hereby authorized from time to time to provide by resolution for the issuance of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock, and to determine with respect to each such series the number of shares in such series, the voting powers, if any (which voting powers if granted may be full or limited), designations, powers, preferences, qualifications, limitations, restrictions and the relative, participating, optional or other special rights, if any appertaining thereto including, without limiting the generality of the foregoing, the voting rights appertaining to shares of Preferred Stock of any series (which may be one vote per share or a fraction or multiple of a vote per share, and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any series may be entitled (which may be cumulative or non-cumulative), the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution or winding up of the affairs of the Company, and the rights, if any, of the holders of Preferred Stock of any series to convert or exchange such Preferred Stock of such series for shares of any other class of capital stock (including the determination of the price or prices or the rate or rates applicable to such right to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable).

We have not issued any shares of Preferred Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer. The address of the transfer agent and registrar is 3200 Cherry Creek Drive S #430, Denver, CO 80209

The transfer agent is registered under the Exchange Act and operates under the regulatory authority of the SEC and FINRA.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

63

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of InterCare Dx, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of InterCare Dx, Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a net loss and net cash used in operating activities of approximately $644,625 and $515,429, respectively for the year ended of December 31, 2020 and a working capital deficit and accumulated deficit of approximately $3,646,411 and $4,905,747 respectively, at December 31, 2020. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.  No critical audit matters were identified.

We have served as the Company’s auditor since 2019.
Margate, Florida
June 16, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a McNAMARA and ASSOCIATES, PLLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  2000 Banks Road, Suite 218 | Margate,  FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-2

InterCare Dx, Inc.

Balance Sheets

As of December 31, 2020 and 2019

	2020	2019
Assets
Current Assets:
Cash and cash equivalents	$-	$55
Total Current Assets	-	55

Property and equipment, net of accumulated depreciation	-	-

Total Assets	$-	$55

Liabilities and Shareholders’ Deficit
Liabilities
Current Liabilities:
Related party loans	$3,139,757	$2,495,567
Accrued expense	18,410	11,622
Due to officer	488,274	488,254
Total Current Liabilities	3,646,441	2,995,443

Total Liabilities	3,646,441	2,995,443

Commitments and Contingencies (Note 6)

Shareholders’ Deficit
Preferred stock – no par value 20,000,000 authorized shares; 0 issued and 0 outstanding for 2020 and 2019	-	-
Common stock - no par value 100,000,000 authorized shares; 74,303,902 issued and outstanding for 2020 and 2019	-	-
Additional paid in capital	1,259,306	1,259,306
Accumulated Deficit	(4,905,747)	(4,254,694)

Total Shareholders’ Deficit	(3,646,441)	(2,995,388)

Total Liabilities and Shareholders’ Deficit	$-	$55

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-3

InterCare Dx, Inc.

Statements of Operations

For the Years Ended December 31, 2020 and 2019

	2020	2019

Revenues	$–	$–

Operating Expenses:
Compensation	275,484	268,781
General and administrative	80,698	94,508
Consulting and management fees	56,798	45,423
Rent	51,251	57,621
Research and development	186,071	48,149
Total operating expenses	650,302	514,482

Net loss from operations	(650,302)	(514,482)

Other income/(expense)
Interest expense	(751)	(947)
Net loss before provision for income taxes	(651,053)	(515,429)

Provision for income taxes	-	-

Net Loss	$(651,053)	$(515,429)

Loss per share:
Basic and Diluted	(0.01)	(0.01)

Weighted Shares Outstanding:
Basic and diluted	74,303,902	74,303,902

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-4

InterCare Dx, Inc.

Statements of Shareholders’ Deficit

For the Years Ending December 31, 2020 and 2019

	Common Stock	Common Stock	Additional Paid in	Accumulated	Total Shareholders’
	Shares	No Par	Capital	Deficit	Deficit

Balance on December 31, 2018	74,303,902	-	1,257,906	(3,739,265)	(2,481,359)

Issuance of warrants for services	-	-	1,400	-	1,400
Net Loss	–	-	-	(515,429)	(515,429)

Balance on December 31, 2019	74,303,902	-	1,259,306	(4,254,694)	(2,995,388)

Net Loss	-	-	-	(651,053)	(651,053)

Balance on December 31, 2020	74,303,902	$-	$1,259,306	$(4,905,747)	$(3,646,441)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-5

InterCare Dx, Inc.

Statements of Cash Flows

For the Years Ended December 2020 and 2019

	2020	2019
Cash flows from operating activities:
Net Loss	$(651,053)	$(515,429)
Warrant expense	-	1,400
Changes in operating assets and liabilities
Accrued expenses	6,788	11,622
Net cash used in operating activities	(644,265)	(502,407)

Cash flows from financing activities:
Proceeds from related party loans	644,190	501,507
Officer proceeds	20	955
Net cash provided by financing activities	644,210	502,462

Net increase (decrease) in cash	(55)	55

Cash, beginning of period	55	-

Cash, end of period	$-	$55

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest payments	$745	$947
Cash income tax payments	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-6

InterCare Dx, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

InterCare Dx, Inc., is an innovative software products development and services company, specializing in developing healthcare management and information systems solutions. The company markets and resells the InterCare Clinical Explorer (ICE™), which is designed to integrate every aspect of the healthcare enterprise as well as the Vasocor Vascular Diagnostic Centers device, which is a non-invasive cardiovascular diagnostic center. The company is currently in its development stage.

Basis of Presentation

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (GAAP) under the accrual basis of accounting.

Accounting Period

The Company’s fiscal year ends on December 31 of each year.

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our most significant estimates are for stock-based compensation, assessment of impairment of our intangible asset, and valuation of our deferred tax valuation allowance. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded advertising costs for the years ending December 31, 2020 and 2019 in the amounts of $0 and $0, respectively.

F-7

InterCare Dx, Inc.

Notes to Financial Statements (Continued)

December 31, 2020 and 2019

Fair Value of Financial Instruments

The Company’s balance sheet includes the following financial instruments: cash, accrued expenses due to officer payables and related party loans. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of the related party loans and due to officer approximates fair value based on the borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

FASB Accounting Standards Codification (ASC) topic 820 “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

LEVEL 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
LEVEL 2 -	Include other inputs that are directly or indirectly observable in the marketplace.
LEVEL 3 -	Unobservable inputs which are supported by little or no market activity.

As of December 31, 2020 and 2019, there were no financial instruments that required fair value measurement.

Concentration of Credit Risk

Management believes that it has minimal credit risk at December 31, 2020 and 2019.

Research and Development

Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses and tooling and medical materials. Substantially all the Company’s research and development expenses are related to developing new products and services. Research and development costs are expensed as incurred. The Company incurred $186,071 and $48,149 of research and development costs for the years ended December 31, 2020 and 2019, respectively.

F-8

InterCare Dx, Inc.

Notes to Financial Statements (Continued)

December 31, 2020 and 2019

Income Taxes

Income taxes are determined in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

For the periods ending December 31, 2020 and 2019, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company is subject to taxation in the United States and various states. As of December 31, 2020, tax years for 2018, 2019, and 2020 are subject to examination by the tax authorities.

Loss per Share

The Company reports earnings (loss) per share in accordance with FASB Accounting Standards Codification 260 “Earnings per Share” (“ASC 260”). This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the earnings (loss) per share computations. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Therefore, no diluted loss per share figure is presented. There were no adjustments required to net loss for the periods presented in the computation of basic loss per share. The Company has not issued any options since inception. The Company’s anti-dilutive common stock equivalents for 1,500,000 issued warrants to two consultants in lieu of cash payment for services as of December 31, 2020 and 2019.

F-9

InterCare Dx, Inc.

Notes to Financial Statements (Continued)

December 31, 2020 and 2019

Segment Reporting

The Company operates as one segment based upon the Company’s organizational structure, the way in which the operations are managed and evaluated, the availability of separate financial results and materiality considerations.

2.	GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a net loss of $651,053 and net cash used in operating activities of $644,265 for the year ending December 31, 2020. The Company has a working capital deficit of $3,646,441 and an accumulated deficit of $4,905,747 at December 31, 2020. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months after the date of issuance on these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has a minimum cash balance available for payment of ongoing operating expense, has incurred losses from operations since inception, and it does not have a source of revenue sufficient to cover its operating costs. Its continued existence is dependent upon its ability to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.	RECENTLY ISSUED PRONOUNCEMENTS

We have reviewed all FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

F-10

InterCare Dx, Inc.

Notes to Financial Statements (Continued)

December 31, 2020 and 2019

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

4.	RELATED PARTIES

Related Party Transaction:

Related party loans and due to officer were $3,646,441 and $2,995,443 as of December 31, 2020 and 2019. The related party amounts borrowed were to fund the Company’s daily operations. The loans were evidenced through written agreements between the related parties. The loans are non-interest bearing with no maturity date, due on demand, and no covenants. The loans arose from an affiliated company and member of management.

5.	SHAREHOLDERS’ DEFICIT

At December 31, 2020 and 2019, the Company has 100,000,000 common shares authorized, with no par value. Holders of the Company’s common stock are entitled to one vote per share. At December 31, 2020 and 2019, the Company had 74,303,902 shares issued and outstanding.

The Company is authorized to issue 20,000,000 shares of preferred stock but as of December 31, 2020 and 2019 the Company has no preferred stock issued or outstanding.

Common Stock Warrants

In September 2016, the Company issued warrants to purchase 1,000,000 shares of the Company’s common stock to a consultant for services. These warrants have an exercise price of $0.003 per share and vest at the end of the 24-month period, the term of the consulting agreement. The fair value of these warrants, as determined under the Black Scholes Model and has been charged to operations as the warrants vested on a straight-line basis over the term.

In January 2018, the Company issued warrants to purchase 500,000 shares of the Company’s common stock to a consultant for services. These warrants have an exercise price of $0.0123 per share and vest at the end of the 24-month period, the term of the consulting agreement. The fair value of these warrants, as determined under the Black Scholes Model and has been charged to operations as the warrants vested on a straight-line basis. No future unvested costs remain to be expensed.

The warrants were valued using the Black-Scholes option valuation model and the following assumptions: 50% volatility, 2% risk-free rate, 5 year expected life and no expected dividend yield.

A schedule of common stock warrant activity is:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2018	1,500,000	$0.006	3.17	—
Warrants issued	-

Outstanding and exercisable, December 31, 2019	1,500,000	$0.006	2.17	$—
Warrants issued	-

Outstanding and exercisable, December 31, 2020	1,500,000	$0.006	1.17	$—

F-11

InterCare Dx, Inc.

Notes to Financial Statements (Continued)

December 31, 2020 and 2019

6.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulating risks, including the potential risks of business failure.

From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes there are no known or potential matters that would have a material effect on the Company’s financial position or results of operations other than listed below.

Leases

The Company has one rental agreement with Meridian, a related party, for which it shares the cost of its rented space. The lease is short term in nature. The Company is not obligated to pay future rental payments under the leasing agreement on a month to month basis. The Company incurred $51,251 and $57,621 of rent expense in the years ending December 31, 2020 and 2019.

7.	INCOME TAX

The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

F-12

InterCare Dx, Inc.

Notes to Financial Statements (Continued)

December 31, 2020 and 2019

As of December 31, 2020 and 2019, the Company’s deferred tax assets and corresponding allowance were as follows:

	December 31,
	2020	2019
Income tax provision (benefit) at
Statutory blended rate of 25.35%	$(165,042)	$(130,306)
Valuation allowance	165,042	130,306
Income Tax Expense	$–	$–

Net deferred tax assets and liabilities
were comprised of the following
Net Operating Loss	$1,242,542	$1,077,500

Valuation allowance	(1,242,542)	(1,077,500)
Deferred tax asset, net	$–	$–

The Company’s valuation allowance increased by $165,042 and $130,306 during 2020 and 2019, respectively. Total net operating loss carry forwards at December 31, 2020 were approximately $4,901,000. NOLs of $3,151,000 prior to 2018 expire starting in 2031. NOLs of $1,750,000 after 2018 do not expire. The Company’s ability to offset future taxable income, if any, with tax net operating loss carryforwards may be limited due to the need to amend tax returns and the impact of the statute of limitations on the Company’s ability to claim such benefits. The Company’s net operating loss carry forwards may be limited due to ownership changes pursuant to Internal Revenue Code section 382.

Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

8.	SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated subsequent events for potential recognition or disclosure through the issuance date and there were no material events requiring accrual or disclosure.

F-13

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Certificate of Incorporation*
2.2	Amendment to Certificate of Incorporation*
2.3	Bylaws *
2.4	Company Code of Ethics*
4.1	Form of Subscription Agreement*
5.1	Legal Opinion*
11.1	Consent of Certified Public Accounting Firm*
11.2	Consent of Counsel*

______

* To be filed by Amendment.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 29, 2021

Intercare Dx, Inc.

By:	/s/ Anthony Dike
Name:	Anthony Dike, MD
Title:	Chief Executive Officer and Director (Principal Executive Officer, Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Anthony Dike	Chief Executive Officer and Director (Principal Executive Officer, Principal Financial Officer)	June 29, 2021

/s/ Stanley Maduike	Director	June 29, 2021

/s/ Emeka M Eziri, MD	Director	June 29, 2021

/s/ Francis Sido, MD	Director	June 29, 2021

65